EXHIBIT 99.6
                                                                   ------------

-------------------------------------------------------------------------------


                             ARRANGEMENT AGREEMENT



                                     AMONG:

                          ADVANTAGE ENERGY INCOME FUND

                                    - AND -

                            ADVANTAGE OIL & GAS LTD.

                                    - AND -

                             KETCH RESOURCES TRUST

                                    - AND -

                              KETCH RESOURCES LTD.

                                    - AND -

                      ADVANTAGE INVESTMENT MANAGEMENT LTD.

                                    - AND -

                              1231803 ALBERTA LTD.







                                 APRIL 24, 2006



-------------------------------------------------------------------------------

                               TABLE OF CONTENTS


ARTICLE 1 INTERPRETATION......................................................2
   1.1     Definitions........................................................2
   1.2     Interpretation Not Affected by Headings, Etc......................10
   1.3     Number, Etc.......................................................10
   1.4     Date for Any Action...............................................10
   1.5     Entire Agreement..................................................10
   1.6     Currency..........................................................10
   1.7     Accounting Matters................................................11
   1.8     Disclosure in Writing.............................................11
   1.9     Interpretation Not Affected by Party Drafting.....................11
   1.10    Trust Power and Capacity..........................................11
   1.11    Knowledge.........................................................11
   1.12    Schedules.........................................................11

ARTICLE 2 THE ARRANGEMENT....................................................11
   2.1     Plan of Arrangement...............................................11
   2.2     Interim Order.....................................................12
   2.3     Information Circulars and Meetings................................12
   2.4     Employees.........................................................13
   2.5     Effective Date....................................................13
   2.6     United States Tax Considerations..................................13
   2.7     Post-closing Wind-up..............................................14
   2.8     Redemption of Advantage Exchangeable Shares.......................14
   2.9     Tax Election......................................................14

ARTICLE 3 COVENANTS..........................................................14
   3.1     Covenants of Advantage and Aog....................................14
   3.2     Covenants of Ketch and Krl........................................18
   3.3     Mutual Covenants Regarding the Arrangement........................22
   3.4     Mutual Covenants Regarding Non-solicitation.......................23
   3.5     Provision of Information; Access..................................26
   3.6     Covenants of Aim..................................................26

ARTICLE 4 AMENDMENTS TO INCENTIVE PLANS......................................29
   4.1     Amendments to Incentive Plans.....................................29

ARTICLE 5 REPRESENTATIONS AND WARRANTIES.....................................29
   5.1     Representations and Warranties of Advantage.......................29
   5.2     Representations and Warranties of Ketch...........................38
   5.3     Representations and Warranties of Aim.............................48
   5.4     Representations and Warranties of Mfcorp..........................53
   5.5     Privacy Issues....................................................54

ARTICLE 6 CONDITIONS PRECEDENT...............................................55
   6.1     Mutual Conditions Precedent.......................................55
   6.2     Additional Conditions to Obligations of Advantage.................58
   6.3     Additional Conditions to Obligations of Ketch.....................59
   6.4     Notice and Effect of Failure to Comply With Conditions............60
   6.5     Satisfaction of Conditions........................................60

ARTICLE 7 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS.....................60
   7.1     Advantage Damages.................................................60
   7.2     Ketch Damages.....................................................61
   7.3     Liquidated Damages................................................61

ARTICLE 8 AMENDMENT..........................................................62
   8.1     Amendment.........................................................62

ARTICLE 9 TERMINATION........................................................62
   9.1     Termination.......................................................62

ARTICLE 10 NOTICES...........................................................63
   10.1    Notices...........................................................63

ARTICLE 11 GENERAL...........................................................64
   11.1    Binding Effect....................................................64
   11.2    Assignment........................................................64
   11.3    Disclosure........................................................64
   11.4    Costs.............................................................64
   11.5    Severability......................................................64
   11.6    Further Assurances................................................65
   11.7    Time of Essence...................................................65
   11.8    Governing Law.....................................................65
   11.9    Waiver............................................................65
   11.10   Third Party Beneficiaries.........................................65
   11.11   Obligations.......................................................65
   11.12   Counterparts......................................................66


SCHEDULE A   -  Plan of Arrangement

                             ARRANGEMENT AGREEMENT

                THIS ARRANGEMENT AGREEMENT is dated as of the 24th day of April, 2006,

AMONG:

                ADVANTAGE ENERGY INCOME FUND, a trust created under the Laws of
                the   Province   of  Alberta   (hereinafter   referred   to  as
                "ADVANTAGE")

AND:

                ADVANTAGE OIL & GAS LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "AOG")

AND:

                KETCH RESOURCES TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "KETCH")

AND:

                KETCH RESOURCES LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "KRL")

AND:

                ADVANTAGE INVESTMENTS MANAGEMENT LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "AIM")

AND:

                1231803 ALBERTA LTD., a corporation  subsisting  under the Laws
                of  the  Province  of  Alberta  (hereinafter   referred  to  as
                "MFCORP")


                WHEREAS:

A.              Advantage,  AOG, Ketch,  KRL, AIM and MFCorp wish to propose an
arrangement  involving  AOG,  Advantage,   KRL,  Ketch,  AIM,  MFCorp  and  the
securityholders of AOG, Advantage, Ketch, KRL, AIM and MFCorp;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the BUSINESS CORPORATIONS ACT (Alberta);

C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

                NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

                                   ARTICLE 1
                                 INTERPRETATION

1.1             DEFINITIONS

In this  Agreement,  unless there is something in the context or subject matter
inconsistent   therewith,   the  following  defined  terms  have  the  meanings
hereinafter set forth:

(a) "1146921" means 1146921 Alberta Ltd., a corporation incorporated under the BUSINESS CORPORATIONS ACT (Alberta) and since amalgamated under the BUSINESS CORPORATIONS ACT (Alberta) with KRL, Bear Creek Energy Ltd. and KRL Acquisition Corp. to form the Administrator as a step to the Ketch Arrangement;

(b) "ABCA" means the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(c) "ACQUISITION PROPOSAL" means, with respect to Advantage or Ketch, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise or conversion of currently outstanding Advantage Rights, Advantage Debentures, Advantage Exchangeable Shares 1, Ketch 6.50% Debentures, or pursuant to the Ketch DRIP or Ketch Warrants, as applicable) or its Subsidiaries; (ii) any acquisition of assets representing more than 20% of the total assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

(d) "ADMINISTRATOR" or "KRL" means Ketch Resources Ltd., a corporation formed by the amalgamation under the BUSINESS CORPORATIONS ACT (Alberta) of KRL, Bear Creek Energy Ltd., 1146921 and KRL Acquisition Corp., as a step to the Ketch Arrangement;

(e)      "ADVANTAGE"   means  Advantage   Energy  Income  Fund,  an  open-ended
         unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Advantage Trust Indenture;

(f) "ADVANTAGE 7.50% DEBENTURES" means the 7.50% convertible unsecured subordinated debentures of Advantage;

(g) "ADVANTAGE 7.75% DEBENTURES" means the 7.75% convertible unsecured subordinated debentures of Advantage;

(h) "ADVANTAGE 8.25% DEBENTURES" means the 8.25% convertible unsecured subordinated debentures of Advantage;

(i)      "ADVANTAGE  9%  DEBENTURES"   means  the  9%   convertible   unsecured
         subordinated debentures of Advantage;

(j)      "ADVANTAGE  10%  DEBENTURES"  means  the  10%  convertible   unsecured
         subordinated debentures of Advantage;

(k)      "ADVANTAGE BALANCE SHEETS" has the meaning ascribed thereto in Section
         5.1(p);

(l) "ADVANTAGE BOARD OF DIRECTORS" means the board of directors of AOG as it may be comprised from time to time;

(m)      "ADVANTAGE  CREDIT   FACILITIES"  shall  mean  the  credit  facilities
         described in Note 6 to the Advantage Financial Statements;

(n)      "ADVANTAGE DAMAGES EVENT" has the meaning set forth in Section 7.1;

(o)      "ADVANTAGE  DEBENTURES"  means,  collectively,   the  Advantage  7.50%
         Debentures, the Advantage 7.75% Debentures, the Advantage 8.25% Debentures, the Advantage 9% Debentures and the Advantage 10% Debentures;

(p) "ADVANTAGE DEBENTURE INDENTURES" means the debenture indenture dated October 18, 2002 governing the terms and conditions of the Advantage 10% Debentures, the debenture indenture dated July 8, 2003 governing the terms and conditions of the Advantage 9% Debentures, the first supplemental debenture indenture dated December 2, 2003 governing the terms and conditions of the Advantage 8.25% Debentures, and the second supplemental indenture dated September 14, 2004 governing the terms and conditions of the Advantage 7.75% Debentures and the Advantage 7.50% Debentures, in each case among Advantage, AOG and the Advantage Debenture Trustee;

(q)      "ADVANTAGE  DEBENTURE  TRUSTEE" means  Computershare  Trust Company of
         Canada;

(r) "ADVANTAGE DISCLOSURE LETTER" means the disclosure letter dated April 24, 2006 from Advantage and AOG to Ketch;

(s) "ADVANTAGE EXCHANGEABLE SHARES 1" means the exchangeable shares, Series 1 of AOG;

(t) "ADVANTAGE EXCHANGEABLE SHAREHOLDERS" means the holders of issued and outstanding Advantage Exchangeable Shares 1;

(u) "ADVANTAGE FINANCIAL STATEMENTS" means the audited comparative consolidated financial statements of Advantage as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(v) "ADVANTAGE INFORMATION" means the information to be included or incorporated by reference in the Advantage Information Circular describing Advantage and its business, operations and affairs and the matters to be considered at the Advantage Meeting;

(w) "ADVANTAGE INFORMATION CIRCULAR" means the information circular of Advantage to be sent by Advantage to the Advantage Unitholders in connection with the Advantage Meeting, which, unless otherwise determined by Advantage and Ketch, shall be part of a joint information circular that shall also be sent to Ketch Unitholders in connection with the Ketch Meeting;

(x)      "ADVANTAGE   INTERNALIZATION   LETTER   AGREEMENT"  means  the  letter
         agreement dated April 24, 2006 among Advantage, AOG and AIM;

(y) "ADVANTAGE MANAGEMENT AGREEMENT" means the management agreement dated May 24, 2001, as amended and restated on October 4, 2004 and December 30, 2005 among AIM, AOG and the Advantage Trustee;

(z)      "ADVANTAGE  MANAGEMENT  INTERNALIZATION"  means the internalization of
         AIM  as   contemplated   by  the   Arrangement   and   the   Advantage
         Internalization Letter Agreement;

(aa)     "ADVANTAGE  MATERIAL  AGREEMENTS" means,  collectively,  the Advantage
         Management Agreement, the Advantage Trust Indenture, the Advantage Debenture Indentures, the Advantage Shareholder Agreement and the Advantage Royalty Agreement;

(bb) "ADVANTAGE MEETING" means the special meeting of Advantage Unitholders to be held to consider, among other things, the Arrangement Resolution (including the Advantage Management Internalization), the Advantage RTU Plan and related matters, and any adjournment(s) thereof;

(cc)     "ADVANTAGE  PARTIES"  means,   collectively  and  taken  as  a  whole,
         Advantage and AOG, a direct wholly-owned Subsidiary of Advantage, and "ADVANTAGE PARTY" means either one of them;

(dd)     "ADVANTAGE PLANS" has the meaning ascribed thereto in Section 5.1(w);

(ee)     "ADVANTAGE  REPORT"  has  the  meaning  ascribed  thereto  in  Section
         5.1(bb);

(ff) "ADVANTAGE RIGHTS" means the outstanding rights to acquire Advantage Units pursuant to the Advantage Rights Incentive Plan;

(gg) "ADVANTAGE RIGHTSHOLDERS" means the holders of issued and outstanding Advantage Rights;

(hh)     "ADVANTAGE   RIGHTS  INCENTIVE  PLAN"  means  the  trust  unit  rights
         incentive plan of Advantage;

(ii) "ADVANTAGE ROYALTY AGREEMENT" means the amended and restated royalty agreement dated December 1, 2003 between AOG and the Advantage Trustee on behalf of Advantage;

(jj) "ADVANTAGE RTU PLAN" means the Advantage restricted trust unit incentive plan and/or other long term incentive plans proposed to be implemented in connection with the Arrangement in a form similar to that represented by the one page summary titled "Compensation Proposal" presented to the Ketch Board of Directors on April 24, 2006;

(kk) "ADVANTAGE RTU RESOLUTION" means the resolution of the Advantage Unitholders to be considered at the Advantage Meeting in respect of the Advantage RTU Plan;

(ll) "ADVANTAGE SHAREHOLDER AGREEMENT" means the shareholder agreement dated as of May 24, 2001 among AOG, AIM and Montreal Trust Company of Canada, as predecessor to Computershare Trust Company of Canada;

(mm) "ADVANTAGE TRUST INDENTURE" means the amended and restated trust indenture dated December 13, 2005 between the Advantage Trustee and AOG, as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

(nn) "ADVANTAGE TRUSTEE" means Computershare Trust Company of Canada, in its capacity as the trustee under the Advantage Trust Indenture;

(oo)     "ADVANTAGE UNITS" means the trust units of Advantage;

(pp) "ADVANTAGE UNITHOLDERS" means the holders from time to time of Advantage Units;

(qq) "AGREEMENT", "HEREIN", "HEREOF", "HERETO", "HEREUNDER" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(rr) "AIM" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

(ss) "AIM DISTRIBUTION" means the distribution to the AIM Shareholders of the assets of AIM designed to reduce its working capital to $0.00, whether by way of bonus, dividend or other distribution, such distribution to take place prior to the Effective Date;

(tt) "AIM FINANCIAL STATEMENTS" means the audited comparative financial statements of AIM as at and for the years ended July 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(uu)     "AIM SHARES" means the common shares in the capital of AIM;

(vv)     "AIM SHAREHOLDERS" means the holders of AIM Shares;

(ww) "AOG" means Advantage Oil & Gas Ltd., a corporation amalgamated under the ABCA;

(xx) "APPLICABLE CANADIAN SECURITIES LAWS" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(yy) "APPLICABLE LAW", in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(zz) "ARRANGEMENT" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(aaa) "ARRANGEMENT RESOLUTION" means, in respect of the Advantage Meeting, the special resolutions in respect of the Arrangement (including the Advantage Management Internalization) to be considered at the Advantage Meeting, and in respect of the Ketch Meeting, the special resolutions in respect of the Arrangement to be considered at the Ketch Meeting, as the case may be;

(bbb) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(ccc) "BUSINESS DAY" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(ddd) "CERTIFICATE" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(eee) "CLOSING TIME" shall be 8:00 a.m. (Calgary time) on the later of June 23, 2006 and the Business Day immediately following the date the Final Order is granted, unless otherwise agreed to by Advantage and Ketch;

(fff) "CODE" means the United States Internal Revenue Code of 1986, as amended;

(ggg)    "COMBINATION TRANSACTIONS" has the meaning ascribed thereto in Section
         2.6;

(hhh) "COMPETITION ACT" means the COMPETITION ACT, R.S. 1985, c. C-34, as amended;

(iii) "COMPETITION ACT APPROVAL" means that the Commissioner of Competition (the "COMMISSIONER") appointed under the Competition Act shall have:
         (i) issued an advance ruling certificate under Section 102 of the Competition Act; or (ii) advised the Parties in writing that the

         Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to the Parties;

(jjj) "CONFIDENTIAL INFORMATION" has the meaning ascribed thereto in Section 3.4(d);

(kkk) "CONFIDENTIALITY AGREEMENT" means the confidentiality agreement dated December 5, 2005 between Ketch and Advantage;

(lll)    "COURT" means the Court of Queen's Bench of Alberta;

(mmm) "EFFECTIVE DATE" means the date the Arrangement becomes effective under the ABCA;

(nnn)    "EFFECTIVE  TIME" means  12:01 a.m.  (Calgary  time) on the  Effective
         Date;

(ooo) "ENVIRONMENTAL LAWS" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

(ppp) "FINAL ORDER" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Advantage Parties, the Advantage Unitholders, the Ketch Parties, the Ketch Unitholders, AIM, the AIM Shareholders and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(qqq)    "GAAP" has the meaning ascribed thereto in Section 1.7;

(rrr) "GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum consultants carrying on business in Calgary, Alberta;

(sss) "GOVERNMENTAL ENTITY" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) self-regulatory organization or stock exchange including the TSX and the NYSE, (c) any subdivision, agent, commission, board or authority of any of the foregoing, or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ttt) "HAZARDOUS SUBSTANCES" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(uuu) "INTERIM ORDER" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Advantage Unitholders, the Ketch Unitholders, the Advantage Parties, the Ketch Parties and MFCorp, containing declarations and directions with respect to the Arrangement and the holding of the Advantage Meeting and the Ketch Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vvv) "ITA" means the INCOME TAX ACT (Canada), including the regulations thereunder, as amended;

(www) "INVESTMENT CANADA ACT" means the INVESTMENT CANADA ACT (Canada), including the regulations thereunder, as amended;

(xxx) "INVESTMENT CANADA ACT APPROVAL" means approval or deemed approval pursuant to the INVESTMENT CANADA ACT (Canada) by the applicable Minister;

(yyy) "KETCH" means Ketch Resources Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Ketch Trust Indenture;

(zzz) "KETCH ADMINISTRATION AGREEMENT" means the administration agreement dated December 16, 2004 between the Ketch Trustee and KRL;

(aaaa) "KETCH 6.50% DEBENTURES" means the 6.50% convertible extendible unsecured subordinated debentures issued on May 18, 2005 pursuant to the Ketch 6.50% Debenture Indenture;

(bbbb) "KETCH 6.50% DEBENTURE INDENTURE" means the trust indenture dated as of May 18, 2005 between Ketch, KRL and the Ketch Debenture Trustee governing the terms of the Ketch 6.50% Debentures;

(cccc) "KETCH ARRANGEMENT" means the plan of arrangement under section 193 of the BUSINESS CORPORATIONS ACT (Alberta) involving KRL, Bear Creek
         Energy Ltd., Ketch, Bear Creek Resources Ltd., Gehdra Energy Ltd., Bear Creek Energy Ltd. securityholders and KRL securityholders, which was completed on January 18, 2005;

(dddd)   "KETCH  BALANCE  SHEETS" has the meaning  ascribed  thereto in Section
         5.2(p);

(eeee) "KETCH BOARD OF DIRECTORS" means the board of directors of KRL as it may be comprised from time to time;

(ffff) "KETCH CREDIT FACILITIES" shall mean the credit facilities described in Note 5 to the Ketch Financial Statements;

(gggg)   "KETCH DAMAGES EVENT" has the meaning set forth in Section 7.2;

(hhhh)   "KETCH DEBENTURE TRUSTEE" means Valiant Trust Company;

(iiii) "KETCH DISCLOSURE LETTER" means the disclosure letter dated April 24, 2006 from Ketch and KRL to Advantage;

(jjjj) "KETCH DRIP" means the distribution reinvestment plan and premium drip implemented by Ketch in January, 2006;

(kkkk) "KETCH EMPLOYEES" means the employees of, and consultants to, Ketch or its Subsidiaries;

(llll) "KETCH EMPLOYMENT AGREEMENTS" means the employment agreements between KRL and each of its senior officers;

(mmmm) "KETCH FINANCIAL STATEMENTS" means the audited comparative consolidated financial statements of Ketch as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(nnnn) "KETCH INFORMATION CIRCULAR" means the information circular of Ketch to be sent by Ketch to the Ketch Unitholders in connection with the Ketch Meeting, which, unless otherwise determined by Advantage and Ketch, shall be part of a joint information circular which shall also be sent to Advantage Unitholders in connection with the Advantage Meeting;

(oooo) "KETCH INFORMATION" means the information included in the Ketch Information Circular describing Ketch and its business, operations and affairs and the matters to be considered at the Ketch Meeting;

(pppp)   "KETCH  MATERIAL  AGREEMENTS"  means,  collectively,  the  Ketch  Note
         Indenture,  the  Ketch  Trust  Indenture;  the Ketch  6.50%  Debenture
         Indenture, the Ketch NPI Agreement, the Ketch RTU Plan, the Ketch Notes and the Ketch Administration Agreement;

(qqqq) "KETCH MEETING" means the special meeting of Ketch Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(rrrr) "KETCH NOTES" means the 9.25% unsecured, subordinated promissory notes issued by KRL and held by Ketch;

(ssss) "KETCH NOTE INDENTURE" means the note indenture dated January 18, 2005 relating to the issuance of the Ketch Notes;

(tttt) "KETCH NPI" means the 99% net profit interest in the resource properties of KRL granted by KRL to Ketch pursuant to the Ketch NPI Agreement;

(uuuu) "KETCH NPI AGREEMENT" means the net profits interest agreement dated January 18, 2005 between Ketch and the Administrator pursuant to which Ketch was the granted the Ketch NPI by KRL;

(vvvv) "KETCH PARTIES" means, collectively and taken as a whole, Ketch and KRL, a direct wholly-owned Subsidiary of Ketch, and "KETCH PARTY" means either of them;

(wwww)   "KETCH PLANS" has the meaning ascribed thereto in Section 5.2(x);

(xxxx)   "KETCH REPORT" has the meaning ascribed thereto in Section 5.2(cc);

(yyyy) "KETCH RTU PLAN" means the restricted unit and performance plan of Ketch adopted as of January 18, 2005;

(zzzz) "KETCH RTU'S" means restricted Ketch Units issued pursuant to the Ketch RTU Plan;

(aaaaa) "KETCH TRUST INDENTURE" means the trust indenture dated December 16, 2004 between the Ketch Trustee, KRL and Bear Creek Energy Ltd., as such indenture may be amended by supplemental indentures from time to time or as may be amended or restated from time to time;

(bbbbb) "KETCH TRUSTEE" means Valiant Trust Company, in its capacity as the trustee under the Ketch Trust Indenture;

(ccccc)  "KETCH UNITS" means the trust units of Ketch;

(ddddd)  "KETCH  UNITHOLDERS"  means  the  holders  from  time to time of Ketch
         Units;

(eeeee) "KETCH WARRANTS" means the warrants to purchase Ketch Units which, when vested, are exercisable at a price of $8.64 per Ketch Unit;

(fffff) "LAWS" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity;

(ggggg)  "MAILING DATE" has the meaning ascribed thereto in Section 3.3(f);

(hhhhh) "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any

         Person and/or its Subsidiaries, including changes in Tax Laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of April 24, 2006, or
         (v) any changes arising from matters consented to or approved in writing by the Other Party;

(iiiii) "MATERIAL SUBSIDIARIES" means, with respect to Advantage, AOG, and with respect to Ketch, KRL;

(jjjjj) "MFCORP" means 1231803 Alberta Ltd., a corporation incorporated under the ABCA;

(kkkkk)  "NYSE" means the New York Stock Exchange;

(lllll)  "OTHER  PARTY"  means  with  respect  to  the   applicable   Advantage
         Party(ies), the applicable Ketch Party(ies) and, with respect to the applicable Ketch Party(ies), the applicable Advantage Party(ies);

(mmmmm) "PARTIES" means, collectively, the parties to this Agreement, and "PARTY" means any one of them, or where implied by the context, means the Advantage Parties, AIM, MFCorp or the Ketch Parties, as the case may be;

(nnnnn) "PERSON" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(ooooo) "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form set out in SCHEDULE A hereto as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

(ppppp) "PUBLIC RECORD" means all information filed by either Advantage or Ketch, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(qqqqq)  "RECEIVING PARTY" has the meaning ascribed thereto in Section 3.4(c);

(rrrrr)  "RECEIVING  PARTY  SECURITIES"  has the  meaning  ascribed  thereto in
         Section 3.4(c);

(sssss) "REGISTRAR" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(ttttt)  "REQUESTING PARTY" has the meaning ascribed thereto in Section 3.5;

(uuuuu)  "RESPONDING PARTY" has the meaning ascribed thereto in Section 3.4(c);

(vvvvv)  "SEC" means the United States Securities and Exchange Commission;

(wwwww) "SECURITIES AUTHORITIES" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

(xxxxx) "SPROULE" means Sproule Associates Limited, independent petroleum consultants, carrying on business in Calgary, Alberta;

(yyyyy) "SUBSIDIARY" has the meaning ascribed thereto in the SECURITIES ACT (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Advantage or Ketch, as the case may be);

(zzzzz)  "SUPERIOR PROPOSAL" has the meaning set forth in Section 3.4(b)(v)(A);

(aaaaaa) "TAX" or "TAXES" shall mean all taxes, however denominated,  including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Advantage or Ketch (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(bbbbbb) "TAX   RETURNS"   shall  mean  all  reports,   estimates,   elections,
         designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed with any taxing authority in connection with, any Taxes;

(cccccc) "TSX" means the Toronto Stock Exchange;

(dddddd) "U.S. SECURITIES ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended; and

(eeeeee) "U.S.   SECURITIES  LAWS"  means  the  federal  and  state  securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2             INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including SCHEDULE A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3             NUMBER, ETC.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4             DATE FOR ANY ACTION

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5             ENTIRE AGREEMENT

This Agreement and the Confidentiality Agreement together with the agreements and documents between the Parties herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6             CURRENCY

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7             ACCOUNTING MATTERS

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("GAAP") and all determinations of an accounting nature required to be made pursuant to this Agreement shall be made in a manner consistent with GAAP.

1.8             DISCLOSURE IN WRITING

Reference to disclosure in writing herein shall, in the case of disclosure to Advantage, include disclosure to Advantage or its representatives, or in the case of disclosure to Ketch, include disclosure to Ketch or its representatives.

1.9             INTERPRETATION NOT AFFECTED BY PARTY DRAFTING

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10            TRUST POWER AND CAPACITY

In this Agreement references to the power and capacity of Advantage and Ketch, as the case may be, are deemed to be references to that of the Advantage Trustee and the Ketch Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the Advantage Trust Indenture and Ketch Trust Indenture, respectively.

1.11            KNOWLEDGE

In this Agreement, any reference to the knowledge of Advantage or to the knowledge of AOG shall include the knowledge of AIM.

1.12            SCHEDULES

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

SCHEDULE A - PLAN OF ARRANGEMENT


                                   ARTICLE 2
                                THE ARRANGEMENT

2.1             PLAN OF ARRANGEMENT

Each of Advantage, AOG, AIM, MFCorp, Ketch and KRL will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Advantage Meeting and the Ketch Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and the other matters to be considered at the Advantage Meeting and the Ketch Meeting. Provided all necessary approvals for the Arrangement Resolution are obtained from the Advantage Unitholders and the Ketch Unitholders, each of Advantage, AOG, AIM, MFCorp, Ketch and KRL shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of Advantage, AOG, AIM, MFCorp, Ketch and KRL shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality. Each of the Parties agree that, in the event the Interim Order is not obtained on terms reasonably satisfactory to each of the Parties, or the Parties otherwise mutually determine, after consultation with their respective legal, tax and financial advisors, that it would be advisable to complete the transactions contemplated hereunder (including in the Plan of Arrangement) by means other than a plan of arrangement under the ABCA, such transactions shall be carried out as so determined and the Parties shall amend and restate this Agreement to provide for the completion of such transactions by such other means on substantially the same terms and conditions as contained herein.

2.2             INTERIM ORDER

The application referenced in Section 2.1 shall request that the Interim Order provide:

(a)     for the purpose of the Advantage Meeting:

        (i) the securities of Advantage for which holders shall be entitled to vote on the Arrangement Resolution shall be the Advantage Units;

        (ii) the Advantage Unitholders shall be entitled to vote on the Arrangement Resolution and the other matters to be considered at the Advantage Meeting, with each Advantage Unitholder being entitled to one vote for each Advantage Unit held by such holder; and

        (iii) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Advantage Unitholders present in person or by proxy at the Advantage Meeting;

(b)     for the purpose of the Ketch Meeting:

        (i) the securities of Ketch for which holders shall be entitled to vote on the Arrangement Resolution shall be the Ketch Units;

        (ii) the Ketch Unitholders shall be entitled to vote on the Arrangement Resolution and other matters to be considered at the Ketch Meeting, with each Ketch Unitholder being entitled to one vote for each Ketch Unit held by such holder; and

        (iii) the requisite majority for the approval of the Arrangement Resolution shall be two-thirds of the votes cast by the Ketch Unitholders present in person or by proxy at the Ketch Meeting.

2.3             INFORMATION CIRCULARS AND MEETINGS

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws:

        (i)     Advantage and AOG shall:

                (A) prepare the Advantage Information Circular and cause such circular to be mailed to the Advantage Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

                (B)     convene the Advantage Meeting; and

        (ii)    Ketch and KRL shall:

                (A) prepare the Ketch Information Circular and cause such circular to be mailed to the Ketch Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

                (B)     convene the Ketch Meeting.

2.4             EMPLOYEES

(a) Ketch and Advantage agree to work together to consider and evaluate which Ketch Employees will be offered positions with Advantage upon completion of the Arrangement. On the Effective Date, Ketch will pay severance to Ketch Employees who are not offered continued employment with Advantage in accordance with Ketch's severance policies.

(b) The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Ketch RTU Plan and that all unit awards will be accelerated thereunder. The Parties agree that, upon approval of the Arrangement by the Ketch Unitholders and the Advantage Unitholders, and on or prior to the Effective Date, all outstanding entitlements under the Ketch RTU Plan (net of withholding tax requirements) shall be paid in applicable Ketch Units that will participate in the Arrangement on the same basis as the existing Ketch Units.

(c) The Parties acknowledge that the Arrangement will result in a "change of control" and trigger payments under the Ketch executive employment agreements for Messrs. Mah, Steele, Bokenfohr and Zimmerman with such payments totalling not more than $1.93 million;

(d)     The Ketch Disclosure Letter sets forth:

        (i) all obligations of Ketch pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination, change of control or bonus payments or any other payments related to any Ketch incentive plan, arising out of or in connection with the Arrangement or otherwise (collectively, the "KETCH CHANGE OF CONTROL PAYMENTS");

        (ii) the maximum amount of 2006 salary adjustments for Ketch Employees, which adjustments were effective as of January 1, 2006.

(e)     The Ketch  Change of Control  Payments  shall be paid on the  Effective
        Date.

2.5             EFFECTIVE DATE

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about June 24, 2006 or as soon thereafter as reasonably practicable and in any event by July 17, 2006.

2.6             UNITED STATES TAX CONSIDERATIONS

(a) Advantage, AOG, Ketch, KRL and MFCorp intend to take the position that the series of transactions contemplated in Sections 3.1(c) through 3.1(l) of the Plan of Arrangement (but excluding Section 3.1(j)) and the liquidation of Ketch and MFCorp pursuant to Section 2.7 hereof shall be considered together as an integrated transaction for U.S. federal income tax purposes that will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the Code (the "Ketch Combination Transaction"). Each of Advantage, AOG, Ketch, KRL and MFCorp agrees that, except as otherwise required by applicable Laws, it shall (a) report the Ketch Combination Transaction as an integrated transaction for U.S. federal income tax purposes, (b) report the Ketch Combination Transaction as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulations Section 1.368-3 in connection with the Ketch Combination Transaction. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, none of Advantage, AOG, Ketch, KRL nor MFCorp shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Ketch Combination Transaction, considered as an integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to Ketch and the Ketch Unitholders.

(b) Advantage, AOG, AIM and MFCorp intend to take the position that the series of transactions contemplated in Sections 3.1(j), (k), (l), (o) and (p) of the Plan of Arrangement and the liquidation of MFCorp pursuant to Section 2.7 hereof shall be considered together as an integrated transaction for U.S. federal income tax purposes that will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the Code (the "AIM Combination Transaction"). Each of Advantage, AOG, AIM and MFCorp agrees that, except as otherwise required by applicable Laws, it shall (a) report the AIM Combination Transaction as an integrated transaction for U.S. federal income tax purposes, (b) report the AIM Combination Transaction as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulations Section 1.368-3 in connection with the AIM Combination Transaction. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, none of Advantage, AOG, AIM nor MFCorp shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the AIM Combination Transaction, considered as an integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to AIM and the Advantage Investment Management Shareholders.

(c) This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation 1.368-2(g) with respect to each of the Ketch Combination Transaction and the AIM Combination Transaction.

2.7             POST-CLOSING WIND-UP

Provided the Arrangement is completed, Advantage shall completely dissolve and liquidate Ketch and the shareholders of MFCorp shall cause it to be wound-up, as soon as reasonably practicable after the Effective Date and in any event within twelve (12) months following the Effective Date, and Advantage shall cause each of Ketch and MFCorp, not to engage in any business following the Effective Date.

2.8             REDEMPTION OF ADVANTAGE EXCHANGEABLE SHARES

All Advantage Exchangeable Shares 1 outstanding as at the date hereof shall be exchanged or redeemed for Advantage Trust Units on May 9, 2006 in accordance with their terms.

2.9             TAX ELECTION

It is intended that steps 3.1(f), (g) and (i) and steps 3.1(k) and (l) of the Plan of Arrangement qualify as a qualifying exchange for the purposes of section 132.2 of the ITA and applicable provincial income tax statutes. In order to give effect to this intention, with respect to steps 3.1(f), (g) and
(i) Ketch and Advantage shall, and, with respect to steps 3.1(k) and (l), MFCorp and Advantage shall, within the time determined under paragraph (c) of subsection 132.2(2) of the ITA, or as provided in any amendments to section
132.2 that are enacted and that apply to the transfer, jointly execute and file the election referred to in that paragraph (c) or in any such amendments in the form prescribed for the purposes of the election, and elections in prescribed form under the corresponding provisions of applicable provincial income tax statutes.


                                   ARTICLE 3
                                   COVENANTS

3.1             COVENANTS OF ADVANTAGE AND AOG

From April 24, 2006 until the Effective Date or termination of this Agreement, except with the prior written consent of Ketch (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Law:

(a) Advantage's affairs and the business of AOG and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Advantage shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of the outstanding Advantage Units or the Advantage Exchangeable Shares 1 other than regular monthly cash distributions on the Advantage Units of an amount equal to $0.25 per Advantage Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Advantage or any of its Subsidiaries (other than to Advantage or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Advantage Units (other than on exercise of currently outstanding Advantage Exchangeable Shares 1 or Advantage Rights or to employees hired after April 24, 2006 (in a manner consistent with past practice) or pursuant to the Advantage Rights Incentive Plan or the Advantage Debentures); (iv) redeem, purchase or otherwise acquire any of the Advantage Units or other securities, other than redemptions required pursuant to the Advantage Trust Indenture; (v) split, combine or reclassify any of the Advantage Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Advantage; or (vii) except as required in connection with the Arrangement, enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Advantage will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $1 million individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $1 million individually or $5 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Advantage disclosed to Ketch prior to April 24, 2006; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue Advantage or any of its Subsidiaries with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Advantage, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $10 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $10 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Advantage Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xii) enter into any agreements for the sale of production having a term of more than thirty
        (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)     except as permitted by Section 4.1,  neither  Advantage  nor any of its
        Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) except as permitted by Section 4.1 or as otherwise required in connection with the Arrangement, Advantage shall not, and shall cause each of its Subsidiaries to not: (i) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants;
        (ii) advance any loan to any officer or director of Advantage or any of its Subsidiaries or any other party not at arm's length to Advantage or any of its Subsidiaries; or (iii) amend, terminate or alter the Advantage Management Agreement or amend the terms of the Advantage Management Internalization;

(f) Advantage shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) no amendments shall be made to outstanding Advantage Rights except as permitted by Section 4.1;

(h) Advantage shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) Advantage shall promptly notify Ketch in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Advantage threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Advantage in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Advantage shall in good faith discuss with Ketch any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Advantage, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Ketch pursuant to this provision;

(j) Advantage shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Advantage shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Ketch on or prior to the Effective Date;

(l) Advantage shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Advantage;

(m) Advantage shall provide notice to Ketch of the Advantage Meeting and allow Ketch's representatives to attend such meeting;

(n) subject to compliance by Ketch with Section 3.2(q), Advantage will ensure that the Advantage Information Circular provides Advantage Unitholders with adequate notice and information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Ketch Information in the Advantage Information Circular in the form approved by Ketch and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the members of the Advantage Board of Directors entitled to vote that the Arrangement is fair to Advantage Unitholders and is in the best interests of Advantage and Advantage Unitholders, and include the unanimous recommendation of the members of the Advantage Board of Directors entitled to vote that the Advantage Unitholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Advantage's financial advisor that the consideration payable by Advantage (A) pursuant to the Arrangement is fair, from a financial point of view, to Advantage; and (B) pursuant to the Advantage Management Internalization is fair, from a financial point of view to Advantage; provided that, notwithstanding the covenants of Advantage in this subsection, prior to the completion of the Arrangement, the Advantage Board of Directors may withdraw, modify or change its recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Advantage Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(o) Advantage will assist Ketch in the preparation of the Ketch Information Circular and provide to Ketch, in a timely and expeditious manner, all information as may be reasonably requested by Ketch or required to be included in the Ketch Information Circular by Applicable Law with respect to Advantage for inclusion in the Ketch Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Ketch to meet the standard referred to in Section 3.2(p) with respect to Advantage, the Arrangement and the transactions to be considered at the Ketch Meeting;

(p) Advantage shall indemnify and save harmless Ketch and the directors, officers and agents of Ketch and KRL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Ketch or KRL, or any director, officer or agent thereof, may be subject or which Ketch or KRL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

        (i) any misrepresentation or alleged misrepresentation in the Advantage Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

        (ii) any misrepresentation or alleged misrepresentation in the material provided by Advantage for inclusion in the Ketch Information Circular;

        (iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Advantage Information Circular or information provided by Advantage for inclusion in the Ketch Information Circular or in any material filed by or on behalf of Advantage in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Advantage Units; and

        (iv) Advantage not complying with any requirement of Applicable Law in connection with the transactions contemplated in this Agreement;

        except that Advantage shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Ketch Information included in the Advantage Information Circular or the negligence of Ketch;

(q) except for proxies and other non-substantive communications with securityholders, Advantage will furnish promptly to Ketch or Ketch's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Advantage in connection with: (i) the Arrangement; (ii) the Advantage Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(r) Advantage shall solicit proxies to be voted at the Advantage Meeting in favour of the matters to be considered at the Advantage Meeting, including the Arrangement Resolution;

(s) Advantage shall conduct the Advantage Meeting in accordance with the Advantage Trust Indenture and any instrument governing the Advantage Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Law;

(t) Advantage will make all necessary filings and applications under Applicable Law, including U.S. Securities Laws, required to be made on the part of Advantage in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Law;

(u) Advantage will use its reasonable commercial efforts to obtain approval for the listing of the Advantage Units issuable pursuant to the Arrangement, (including pursuant to the Advantage Management Internalization) and the Advantage RTU Plan on the TSX and the NYSE and will cooperate with Ketch in making application for the substitutional listing on the TSX of the Ketch 6.50% Debentures which shall be assumed by Advantage under the Plan of Arrangement;

(v) in the event that dissent rights are given to Advantage Unitholders under the terms of the Interim Order, Advantage shall promptly advise Ketch of the number of Advantage Units for which Advantage receives notices of dissent or written objections to the Arrangement and provide Ketch with copies of such notices and written objections;

(w) Advantage shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement;

(x) Advantage shall use reasonable commercial efforts to obtain Investment Canada Act Approval, if required, and the Competition Act Approval; and

(y)     AOG shall  take all  actions  within  its  control  necessary  to cause
        Section 3.1 of the Advantage Shareholder Agreement to be amended to increase the number of directors permitted on the Advantage Board of Directors to allow for the addition of directors contemplated by this Agreement.

3.2             COVENANTS OF KETCH AND KRL

From April 24, 2006 until the Effective Date or termination of this Agreement, except with the prior written consent of Advantage (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Law:

(a) Ketch's affairs and the business of KRL and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Ketch shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of the outstanding Ketch Units other than regular monthly cash distributions on the Ketch Units of an amount not exceeding $0.13 per Ketch Unit; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Ketch or any of its Subsidiaries (other than to Ketch or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Ketch Units (other than on exercise of currently outstanding Ketch Warrants, or pursuant to the Ketch RTU Plan or the Ketch 6.50% Debentures); (iv) redeem, purchase or otherwise acquire any of the Ketch Units or other securities, other than redemptions required pursuant to the Ketch Trust Indenture; (v) split, combine or reclassify any of the Ketch Units; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Ketch; or (vii) except as required in connection with the Arrangement, enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Ketch will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $500,000 individually; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $1,000,000 individually or $5 million in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Ketch disclosed to Advantage prior to April 24, 2006; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue Ketch or any of its
        Subsidiaries   with  any  other   Person;   (v)   acquire  (by  merger,
        amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Ketch, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $10 million in the aggregate; (vi) acquire any assets with an acquisition cost in excess of $10 million in the aggregate; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right;
        (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Ketch Financial Statements or otherwise in the ordinary course of business; (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions;
        (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except as permitted by Section 2.4, neither Ketch nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) except as permitted by Section 2.4, Ketch shall not and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants;
        (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Ketch RTU's and Ketch Warrants and accelerated vesting of the deferred portion of the 2005 bonus payments, which is detailed in the Ketch Disclosure Letter, or as is necessary to comply with Applicable Law or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Ketch or any of its Subsidiaries or any other party not at arm's length to Ketch or any of its Subsidiaries;

(f) Ketch shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) except as contemplated by Section 2.4(b) hereof, no amendments shall be made to outstanding Ketch Warrants or Ketch RTU's without the prior written consent of Advantage;

(h) each of Ketch and KRL shall use its commercially reasonable efforts to cause the resignation of all of the directors of KRL at the Effective Time (and for such directors to provide mutual releases in form and substance satisfactory to Advantage and Ketch, each acting reasonably);

(i) Ketch shall cease issuing Ketch Units under the Ketch DRIP on or prior to June 16, 2006 and shall terminate the Ketch DRIP on or prior to the Effective Date and each of Ketch and KRL shall use its commercially reasonable efforts to ensure that all outstanding Ketch Warrants and Ketch RTU's are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Ketch and KRL shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Ketch Warrants and Ketch RTU's without the prior written consent of Advantage, except to permit the early vesting of Ketch Warrants and Ketch RTU's;

(j) Ketch shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) Ketch shall promptly notify Advantage in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Ketch threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Ketch in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Ketch shall in good faith discuss with Advantage any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Ketch, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Advantage pursuant to this provision;

(l) Ketch shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m) Ketch shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Advantage on or prior to the Effective Date;

(n) Ketch shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Ketch;

(o) Ketch shall provide notice to Advantage of the Ketch Meeting and allow Advantage's representatives to attend such meeting;

(p) subject to compliance by Advantage with Section 3.1(o), Ketch will ensure that the Ketch Information Circular provides Ketch Unitholders with adequate notice and information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Advantage Information in the Ketch Information
        Circular in the form approved by Advantage and shall include or incorporate by reference, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Law; (ii) the unanimous determination of the members of the Ketch Board of Directors entitled to vote that the Arrangement is fair to Ketch
        Unitholders and is in the best interests of Ketch and Ketch Unitholders, and include the unanimous recommendation of the members of the Ketch Board of Directors entitled to vote that the Ketch Unitholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of Ketch's financial advisor that the Arrangement is fair, from a financial point of view, to Ketch Unitholders; provided that, notwithstanding the covenants of Ketch in this subsection, prior to the completion of the Arrangement, the Ketch Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Ketch Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1,

(q)     Ketch  will  assist  Advantage  in the  preparation  of  the  Advantage
        Information Circular and provide to Advantage, in a timely and expeditious manner, all information as may be reasonably requested by Advantage or required to be included in the Advantage Information Circular by Applicable Law with respect to Ketch for inclusion in the Advantage Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Advantage to meet the standard referred to in Section 3.1(n) with respect to Ketch, the Arrangement and the transactions to be considered at the Advantage Meeting;

(r) Ketch shall indemnify and save harmless Advantage and the directors, officers and agents of Advantage and AOG, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Advantage or AOG, or any director, officer or agent thereof, may be subject or which Advantage or AOG, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

        (i) any misrepresentation or alleged misrepresentation in the Ketch Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

        (ii) any misrepresentation or alleged misrepresentation in the material provided by Ketch for inclusion in the Advantage Information Circular;

        (iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Ketch Information Circular or information provided by Ketch for inclusion in the Advantage Information Circular or in any material filed by or on behalf of Ketch in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Ketch Units; and

        (iv)    Ketch not complying  with any  requirement of Applicable Law in
                connection   with  the   transactions   contemplated   in  this
                Agreement;

        except that Ketch shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Advantage Information included in the Ketch Information Circular or the negligence of Advantage;

(s) except for proxies and other non-substantive communications with securityholders, Ketch will furnish promptly to Advantage or Advantage's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Ketch in connection with: (i) the Arrangement; (ii) the Ketch Meeting; (iii) any filings under Applicable Law; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(t) Ketch shall solicit proxies to be voted at the Ketch Meeting in favour of the matters to be considered at the Ketch Meeting, including the Arrangement Resolution;

(u) Ketch shall conduct the Ketch Meeting in accordance with the Ketch Trust Indenture and any instrument governing the Ketch Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Law;

(v) Ketch will make all necessary filings and applications under Applicable Law, including U.S. Securities Laws, required to be made on the part of Ketch in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Law;

(w) in the event that dissent rights are given to Ketch Unitholders under the terms of the Interim Order, Ketch shall promptly advise Advantage of the number of Ketch Units for which Ketch receives notices of dissent or written objections to the Arrangement and provide Advantage with copies of such notices and written objections;

(x) prior to the Effective Date, Ketch will cooperate with Advantage in making application to list the Advantage Units issuable pursuant to the Arrangement on the TSX and on the NYSE provided that any out of pocket costs with respect to such applications shall be borne by Advantage;

(y) Ketch shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and (z) Ketch shall use reasonable commercial efforts to cooperate with Advantage with respect to obtaining Investment Canada Act Approval, if required, and Competition Act Approval.

3.3             MUTUAL COVENANTS REGARDING THE ARRANGEMENT

From the date hereof until the Effective Date, each of Advantage, AOG, Ketch, KRL, AIM and MFCorp will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under
Applicable Law to complete the Arrangement, including using reasonable commercial efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) in respect of the Advantage Parties and the Ketch Parties, to, on or before the Effective Date, cause confirmations of employment to be made to any employees of KRL that will be hired by AOG;

(c) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Advantage and Ketch will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of AOG and KRL, subject in all cases to the Confidentiality Agreement;

(e) reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders or adding material additional risk to obtaining any requisite approvals or completing the Arrangement;

(f) in respect of Advantage and Ketch, use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the "MAILING DATE") to occur as soon as reasonably practicable following the date hereof and in any event by May 23, 2006;

(g) in respect of Advantage and Ketch, use their reasonable commercial efforts to continue the listing on the TSX and NYSE of the outstanding Advantage Units and to obtain the approval of the TSX and NYSE for the additional listing as of the Effective Date of the Advantage Units issuable pursuant to (i) the Arrangement (including pursuant to the Advantage Management Internalization), (ii) the Advantage RTU Plan and
        (iii) the Ketch 6.50% Debentures;

(h)     in respect of MFCorp, list its shares on the TSX;

(i) in respect of MFCorp, file the Articles of Arrangement once the other Parties satisfy or waive the applicable conditions precedent set forth in Article 6 hereof;

(j) in respect of MFCorp, not, except with the consent of Advantage and Ketch, amend its constating documents;

(k) in respect of MFCorp, not conduct any business, enter into any agreement or incur any liabilities except in connection with the transactions contemplated by this Agreement; and

(l) in respect of MFCorp, take all reasonable actions required to give effect to the transactions contemplated by this Agreement and not take any actions that would hinder the transactions contemplated by this Agreement.

3.4             MUTUAL COVENANTS REGARDING NON-SOLICITATION

(a) The Advantage Parties and Ketch Parties shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) The Advantage Parties and Ketch Parties shall not, directly or indirectly, do or authorize or permit any of their respective officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

        (i)     solicit,  facilitate,  initiate or  encourage  any  Acquisition
                Proposal;

        (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

        (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

        (iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

        provided, however, that notwithstanding any other provision hereof, the Advantage Parties and Ketch Parties and their respective officers, directors and advisers may:

        (v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

                (A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of KRL or AOG (as applicable) determines in good faith:
                        (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available;
                        (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transactions contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of KRL or AOG (as applicable), that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law (a "SUPERIOR PROPOSAL"); and

                (B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

        (vi) comply with Section 172 of the SECURITIES ACT (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

        (vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of KRL and AOG (as applicable) shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or Section 9.1(f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or Section 7.2, applicable, to the other Party.

(c) Each of Advantage, AOG, Ketch and KRL when in receipt of a Superior Proposal (a "RECEIVING PARTY") shall give the other Party (the "RESPONDING PARTY"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of KRL or AOG (as applicable) to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of KRL or AOG (as applicable) have determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this Agreement and the Arrangement to provide that the holders of the Advantage Units or Ketch Units, as applicable, (the "RECEIVING PARTY SECURITIES") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of KRL or AOG (as applicable) prior to the expiry of such 72 hour period, the board of directors of KRL or AOG (as applicable) shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the
        Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Advantage, AOG, Ketch and KRL agree that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "CONFIDENTIAL INFORMATION" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Advantage, AOG, Ketch and KRL shall ensure that their respective officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Advantage shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Ketch shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5             PROVISION OF INFORMATION; ACCESS

From and after the date hereof, each of Ketch and Advantage shall provide the other (the "REQUESTING PARTY") and its representatives access, during normal business hours and at such other time or times as the Requesting Party may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to the Requesting Party all information concerning its business, properties and personnel as the Requesting Party may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit and assist Advantage to be in a position to expeditiously and efficiently integrate the business and operations of each of Ketch and Advantage immediately upon but not prior to the Effective Date. Ketch agrees to keep Advantage fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Ketch. 3.6 COVENANTS OF AIM

From April 24, 2006 until the Effective Date or termination of this Agreement, except with the prior written consent of the Advantage Parties and the Ketch Parties (such consent not to be unreasonably withheld or delayed), and except for the AIM Distribution or as otherwise expressly permitted or specifically contemplated by this Agreement (including the split of AIM Shares, AIM Share issuances and the hiring of AOG employees contemplated by Section 5.3(h) hereof and the Plan of Arrangement) or required by Applicable Law:

(a) the business and affairs of AIM shall be conducted only in the usual and ordinary course consistent with past practices and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships;

(b) AIM shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares or other securities of AIM, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of AIM; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) other than in connection with any pre-Arrangement steps agreed to by Ketch and Advantage, split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of AIM; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) AIM will not, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $75,000 individually or $100,000 in the aggregate; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement; (iv) reorganize, amalgamate, merge or otherwise continue AIM with any other Person; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) acquire any assets; (vii) incur any indebtedness for borrowed money in excess of existing credit facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement; (viii) authorize, recommend or propose any release or relinquishment of any material contract right;
        (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract or other material document; (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the AIM Financial Statements or otherwise in the ordinary course of business; (xi) enter into any hedges, swaps or other financial instruments or like transactions;
        (xii) enter into any material consulting agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (xii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) AIM shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) AIM shall not: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants; or (v) advance any loan to any officer or director of AIM or any other party not at arm's length to AIM;

(f) AIM has caused its three principal shareholders to enter into an escrow agreement to be effective as of the Effective Date with Advantage in respect of Advantage Units to be received by such shareholders pursuant to the Arrangement;

(g) AIM shall use its commercially reasonable efforts to cause the resignation of all of the directors of AIM at the Effective Time (and for such directors to provide mutual releases in form and substance satisfactory to the Advantage Parties and the Ketch Parties, each acting reasonably);

(h) AIM shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) AIM shall promptly notify the Advantage Parties and the Ketch Parties in writing of any material change (actual, anticipated, contemplated or, to the knowledge of AIM threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by AIM in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and AIM shall in good faith discuss with the Advantage Parties and the Ketch Parties any change in circumstances (actual, anticipated, contemplated, or to the knowledge of AIM , threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Advantage Parties and the Ketch Parties pursuant to this provision;

(j) AIM shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Section 6.1 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of AIM;

(k) Immediately prior to the Effective Date, AIM agrees to complete the issuance of shares to its employees in accordance with the terms of the Advantage Management Internalization and to obtain an executed consent resolution with respect to the approval of the Arrangement and to have such employees execute an escrow agreement on the terms agreed to by Advantage in respect of Advantage Units received by them pursuant to the Arrangement;

(l)     AIM will  assist the  Advantage  Parties  and the Ketch  Parties in the
        preparation of the Advantage Information Circular and the Ketch Information Circular and provide to the Advantage Parties and the Ketch Parties, in a timely and expeditious manner, all information as may be reasonably requested by Advantage and Ketch with respect to AIM for inclusion in the Advantage Information Circular and the Ketch Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(m) AIM shall indemnify and save harmless the Advantage Parties and the Ketch Parties and the directors, officers and agents of the Advantage Parties and the Ketch Parties, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Advantage Parties or the Ketch Parties, or any director, officer or agent thereof, may be subject or which the Advantage Parties or the Ketch Parties, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

        (i) any misrepresentation or alleged misrepresentation in relation to AIM in the Advantage Information Circular or the Ketch Information Circular or in any material filed in compliance or intended compliance with any Applicable Law;

        (ii) any misrepresentation or alleged misrepresentation in the material provided by AIM for inclusion in the Ketch Information Circular or the Advantage Information Circular.

        (iii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in relation to AIM in the Advantage Information Circular or the Ketch Information Circular or information provided by AIM for inclusion in the Advantage Information Circular or the Ketch Information Circular; and

        (iv)    AIM not complying  with any  requirement  of Applicable  Law in
                connection   with  the   transactions   contemplated   in  this
                Agreement;

        except that AIM shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the description of either the Advantage Management Agreement or the transactions contemplated by the Arrangement, or on the Advantage Information included in the Advantage Information Circular or the Ketch Information Circular or the negligence of the Advantage Parties or the Ketch Parties, respectively;

(n) AIM will make all necessary filings and applications under Applicable Law required to be made on the part of AIM in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Law;

(o) prior to the Effective Date, AIM will cooperate with the Advantage Parties and the Ketch Parties in making application to list the Advantage Units issuable pursuant to the Arrangement on the TSX and on the NYSE;

(p) AIM shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(q)     AIM shall  take all  actions  within  its  control  necessary  to cause
        Section 3.1 of the Advantage Shareholder Agreement to be amended to increase the number of directors permitted thereunder to allow for the addition of directors to the Advantage Board of Directors as contemplated by this Agreement.

                                   ARTICLE 4
                         AMENDMENTS TO INCENTIVE PLANS

4.1             AMENDMENTS TO INCENTIVE PLANS

Subject to receipt of all necessary approvals, Advantage and Ketch will work together to design and implement the Advantage RTU Plan or other long term incentive plans to be further described in the Advantage Information Circular, together with such additional incentive and retention plans or amendments to existing plans, all as may be agreed between Advantage and Ketch, acting reasonably.


                                   ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES

5.1             REPRESENTATIONS AND WARRANTIES OF ADVANTAGE

Each of Advantage and AOG hereby jointly and severally make the representations and warranties set forth in this Section 5.1 to and in favour of Ketch and KRL and acknowledge that each of Ketch and KRL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) ORGANIZATION AND QUALIFICATION. Advantage is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. AOG is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Advantage Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Advantage Parties. Copies of the constating documents of the Advantage Parties (including the Advantage Material Agreements) provided to KRL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) AUTHORITY RELATIVE TO THIS AGREEMENT. AOG has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as attorney of Advantage, as applicable, and each of Advantage and AOG has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Advantage and AOG of the Arrangement have been duly authorized by the Advantage Board of Directors and, subject to the requisite approval of the Advantage Unitholders, no other proceedings on the part of Advantage or AOG are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Advantage and AOG and constitutes a legal, valid and binding obligation of each of Advantage and AOG enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) SUBSIDIARIES. Advantage has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) NO VIOLATIONS. Except as disclosed to Ketch in writing prior to April 24, 2006, or as contemplated by this Agreement:

        (i) neither the execution and delivery of this Agreement by Advantage and AOG nor the consummation of the Arrangement nor compliance by the Advantage Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Advantage Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Advantage Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Advantage Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an Advantage Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an Advantage Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Advantage Parties or any of their respective properties or assets (except, in the case of each of clauses
                (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Advantage Parties taken as a whole, or significantly impede the ability of the Advantage Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Advantage Parties; and

        (ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Advantage Unitholders, the shareholders of AIM, the shareholders of MFCorp, the Court, the Competition Bureau, the Minister of Industry and the TSX and NYSE, as applicable, (A) there is no legal impediment to the Advantage Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Advantage Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Advantage Parties, or significantly impede the ability of the Advantage Parties to consummate the Arrangement.

(e) LITIGATION. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AOG, threatened or for which there is a reasonable basis, affecting or that would affect the Advantage Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Advantage Parties which, if successful, would have a Material Adverse Effect on the Advantage
        Parties, or would significantly impede the ability of the Advantage Parties to consummate the Arrangement.

(f) TAXES, ETC. Except as disclosed in writing to Ketch prior to April 24, 2006:

        (i) All Tax Returns required to be filed by or on behalf of any Advantage Parties have been duly filed and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Advantage Parties with respect to items or periods covered by such Tax Returns;

        (ii) Advantage has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

        (iii) for all periods ended on and after December 31, 2005, Advantage has made available to Ketch true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed Tax

                Returns received by any Advantage Party or on behalf of any Advantage Party relating to Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Advantage Party;

        (iv) no material deficiencies exist or have been asserted with respect to Taxes of Advantage or any of its Subsidiaries;

        (v) none of Advantage or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Advantage and AOG, has such an event been asserted or threatened against Advantage or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Advantage Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Advantage or its Material Subsidiaries. No audit by tax authorities of Advantage or its Material Subsidiaries is in process or pending, to the knowledge of Advantage; and

        (vi) Advantage has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Advantage and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Advantage or its Material Subsidiaries.

(g) REPORTING ISSUER STATUS. (i) Advantage is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Advantage Units, the Advantage 7.50% Debentures, the
        Advantage 7.75% Debentures, the Advantage 8.25% Debentures, the Advantage 9% Debentures and the Advantage 10% Debentures are listed and posted for trading on the TSX; and (ii) the Advantage Units are registered under Section 12 of the UNITED STATES SECURITIES EXCHANGE ACT of 1934, as amended, and Advantage is in material compliance with all applicable U.S. Securities Laws. The Advantage Units are listed and posted for trading on the TSX and NYSE.

(h) CAPITALIZATION. As of the date hereof, the authorized capital of Advantage consists of an unlimited number of Advantage Units and an unlimited number of Special Voting Units (as defined in the Advantage Trust Indenture). As of April 14, 2006 there were issued and outstanding approximately 59,468,119 Advantage Units and one Special Voting Unit. Other than the Advantage Rights and 310,000 Advantage Units reserved for issuance under Advantage's Rights Incentive Plan,
        (ii) the Advantage Exchangeable Shares 1 and 100,000 Advantage Units which may be issued upon exercise of the Advantage Exchangeable Shares 1, and the Advantage Debentures and the Advantage Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Advantage Debentures (the securities listed in subsections 5.1(h)(i) through 5.1(h)(iii) are collectively, the "ADVANTAGE SECURITIES INSTRUMENTS"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Advantage of any securities of Advantage (including Advantage Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Advantage (including Advantage Units). All outstanding Advantage Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Advantage Units issuable pursuant to the Advantage Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) OWNERSHIP OF SUBSIDIARIES. As of the date hereof, except for the Advantage Exchangeable Shares 1, Advantage is the beneficial direct or indirect owner of all of the outstanding shares of the Advantage Parties (other than Advantage) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Advantage Credit Facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the

        Advantage Parties (other than Advantage) of any securities of the Advantage Parties (other than Advantage) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Advantage Parties (other than Advantage). All outstanding securities of the Advantage Parties (other than Advantage) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) NO ORDERS. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Advantage Units, the Advantage Debentures or any other securities of Advantage has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Advantage and AOG, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k) MATERIAL AGREEMENTS. There are no agreements material to the conduct of the Advantage Parties' affairs or businesses, as applicable, and AOG, except for those agreements disclosed in the Public Record, disclosed in writing to Ketch prior to April 24, 2006 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Advantage Party that is a party thereto is not in material default under any such agreements.

(l) FILINGS. Advantage has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. AOG will deliver to KRL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Advantage with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Ketch Parties, as to which Advantage and AOG make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m) NO MATERIAL ADVERSE CHANGE. Since December 31, 2005, other than as disclosed in the Public Record, (i) the Advantage Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Advantage, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Advantage Parties taken as a whole.

(n) BOOKS AND RECORDS. The records and minute books of the Advantage Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o) REPORTS. As of their respective dates, (i) the Advantage Financial Statements, (ii) Advantage's Annual Information Form dated March 7, 2006 (including all documents incorporated by reference therein), (iii) Advantage's information circular and proxy statement dated March 1, 2006, (iv) all Advantage press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Advantage in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Law. The Advantage Financial Statements and other financial statements of Advantage included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Advantage's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Advantage on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Advantage on a consolidated basis. There has been no material change in Advantage accounting policies, except as described in the notes to the Advantage Financial Statements, since January 1, 2005.

(p) ABSENCE OF UNDISCLOSED LIABILITIES. The Advantage Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

        (i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Advantage Financial Statements (the "ADVANTAGE BALANCE SHEETS");

        (ii) those incurred in the ordinary course of business and not required to be set forth in the Advantage Balance Sheets under GAAP;

        (iii) those incurred in the ordinary course of business since the dates of the Advantage Balance Sheets and consistent with past practice; and

        (iv) those incurred in connection with the execution of this Agreement.

(q) ENVIRONMENTAL. Except as disclosed in writing to Ketch prior to April 24, 2006 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Advantage Party, nor has any Advantage Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Advantage. All operations of the Advantage Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Advantage Parties, taken as a whole. The Advantage Parties are not subject to nor are Advantage or AOG aware of:

        (i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

        (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Advantage Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Advantage Parties.

(r) TITLE. Although they do not warrant title, except as disclosed in writing to Ketch prior to April 24, 2006, neither Advantage nor AOG has any knowledge or is aware of any defects, failures or impairments in the title of the Advantage Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Advantage Parties; or (iii) the current consolidated cash flow of the Advantage Parties.

(s) LICENCES. Except as disclosed in the Public Record, each of the Advantage Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Advantage Parties.

(t) COMPLIANCE WITH LAWS. Each of the Advantage Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Advantage Parties or on the ability of the Advantage Parties to consummate the Arrangement.

(u) LONG TERM AND DERIVATIVE TRANSACTIONS. Except as disclosed in the Public Record or as disclosed in writing to Ketch prior to April 24, 2006, none of the Advantage Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) FAIRNESS OPINION. The Advantage Board of Directors has received an opinion as of April 24, 2006 from RBC Dominion Securities Inc. that the consideration: (i) to be provided by Advantage to the Ketch Unitholders in connection with the Arrangement is fair, from a financial point of view, to Advantage; and (ii) payable by Advantage pursuant to the Advantage Management Internalization is fair, from a financial point of view, to Advantage.

(w) EMPLOYEE BENEFIT PLANS. Advantage has made available to Ketch true, complete and correct copies of each employee benefits plan (the "ADVANTAGE PLANS") covering active, former or retired employees of the Advantage Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Advantage Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Advantage Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Advantage and AOG, there are no pending or anticipated material claims against or otherwise involving any of the Advantage Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Advantage Plan activities) has been brought against or with respect to any Advantage Plan; (v) all material contributions, reserves or premium payments required to be made to the Advantage Plans have been made or provided for; and (vi) no Advantage Party has any material obligations for retiree health and life benefits under any Advantage Plan.

(x) INSURANCE. Policies of insurance are in force as of the date hereof naming an Advantage Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Advantage Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) INDEBTEDNESS TO AND BY OFFICERS, DIRECTORS AND OTHERS. None of the Advantage Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Advantage Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Advantage Parties.

(z) NO LIMITATION. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Advantage Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Advantage Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Advantage Party from engaging in this business or from competing with any Person or in any geographic area.

(aa) GUARANTEES AND INDEMNIFICATION. Other than as disclosed in writing to Ketch prior to April 24, 2006, no Advantage Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements, indentures and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Advantage Party.

(bb) INFORMATION TO INDEPENDENT ENGINEER. Advantage and AOG have no reason to believe that the report prepared by Sproule dated February 21, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves of AOG as of December 31, 2005 (the "ADVANTAGE REPORT") and if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Advantage Information Circular, whether in addition to or as a replacement for the Advantage Report, was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Advantage and AOG have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Advantage has provided to Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Advantage Parties, in each case as at the effective dates of such report, and, in particular, all material information respecting the Advantage Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc) NO INSIDER RIGHTS. No director, officer, insider or other party not at arm's length to any Advantage Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Advantage Party.

(dd) DISCLOSURE. The data and information in respect of the Advantage Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Advantage to or on behalf of Ketch was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee) DEBT. As at December 31, 2005, Advantage's consolidated indebtedness did not exceed $399 million including the Advantage Debentures.

(ff) PRODUCTION. For the month of January 2006, the Advantage Parties' production was not less than 18,000 boe/d.

(gg) NO DEFAULTS UNDER LEASES AND AGREEMENTS. Except as disclosed in writing to Ketch prior to April 24, 2006:

        (i) no Advantage Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Advantage Parties' oil and gas assets to which an Advantage Party is a party or by or to which an Advantage Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

        (ii)    to their knowledge:

                (A) each of the Advantage Parties is in good standing under all, and is not in default under any; and

                (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

                leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh) NO ENCUMBRANCES. None of the Advantage Parties has encumbered or alienated its interest in the Advantage Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Advantage Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Ketch prior to April 24, 2006.

(ii) NO REDUCTION OF INTERESTS. Except as disclosed in writing to Ketch prior to April 24, 2006, none of the Advantage Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under an Advantage Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj) ROYALTIES, RENTALS AND TAXES PAID. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Advantage Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(kk)    PRODUCTION ALLOWABLES AND PRODUCTION PENALTIES.

        (i) None of the wells in which any of the Advantage Parties holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any Governmental Entity and none of the Advantage Parties has any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Entity that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

        (ii) None of the Advantage Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(ll) OPERATION AND CONDITION OF WELLS. All wells in which any of the Advantage Parties holds an interest:

        (i) for which any of the Advantage Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

        (ii) for which none of the Advantage Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

        except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(mm) OPERATION AND CONDITION OF TANGIBLES. The Advantage Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

        (i) for which any of the Advantage Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which an Advantage Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

        (ii) for which none of the Advantage Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Advantage Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

        except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(nn) OUTSTANDING AFES. There are no outstanding authorizations for expenditure pertaining to any of the Advantage Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Advantage Financial Statements in excess of $2 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budget disclosed in writing to Ketch.

(oo) BROKERS AND FINDERS. The Advantage Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Ketch), except for those advisors which have been retained by Advantage as financial, mergers and acquisitions, and strategic advisors as set forth in the Advantage Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Advantage Parties to such advisors is set forth in the Advantage Disclosure Letter, a copy of which has been provided to Ketch. After the payment of such financial obligations to Advantage's advisors, the Advantage Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(pp) EMPLOYMENT AND OFFICER OBLIGATIONS. Other than the Advantage Management Agreement, AOG's existing employee health and benefit plans, employee savings plans, pension obligations and as disclosed in writing to Ketch prior to April 24, 2006, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Advantage Parties.

(qq) CONFIDENTIALITY AGREEMENTS. All agreements entered into by Advantage with persons other than Ketch regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Advantage or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Advantage has not waived the standstill or other provisions of any of such agreements.

(rr) OUTSTANDING ACQUISITIONS. The Advantage Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ss) MUTUAL FUND TRUST. Advantage is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(tt) PLACE OF PRINCIPAL OFFICES. The principal offices of the Advantage Parties are not located within the United States.

(uu) LOCATION OF ASSETS AND U.S. SALES. The assets and property of the Advantage Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Advantage's most recent completed fiscal year.

(vv) FOREIGN PRIVATE ISSUER. Advantage is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ww) INVESTMENT COMPANY. Advantage is not an "investment company" within the meaning of the UNITED STATES INVESTMENT COMPANY ACT OF 1940, as amended.

(xx) BOARD APPROVAL. The members of the Advantage Board of Directors entitled to vote have unanimously endorsed the Arrangement and approved this Agreement, have unanimously determined that the Arrangement and this Agreement are in the best interests of Advantage and the Advantage Unitholders, and have, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Advantage and have resolved to unanimously recommend approval of the Arrangement by Advantage Unitholders.

(yy)    ADVANTAGE  DISCLOSURE  LETTER.  The matters  disclosed  to Ketch in the
        Advantage Disclosure Letter remain true and correct as of the date hereof.

(zz) DISCLOSURE. To the knowledge of Advantage, Advantage has not withheld from Ketch any material information or documents concerning Advantage or any of its Subsidiaries or their respective assets or liabilities during the course of Ketch's review of Advantage and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Ketch by Advantage pursuant hereto (including without limitation, any matter disclosed by Advantage in the Advantage Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.2     REPRESENTATIONS AND WARRANTIES OF KETCH

Each of Ketch and KRL hereby jointly and severally make the representations and warranties set forth in this Section 5.2 to and in favour of Advantage and AOG and acknowledge that each of Advantage and AOG is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) ORGANIZATION AND QUALIFICATION. Ketch is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. KRL is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Ketch Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Ketch Parties. Copies of the constating documents of the Ketch Parties (including the Ketch Material Agreements) provided to AOG, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) AUTHORITY RELATIVE TO THIS AGREEMENT. KRL has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Ketch, as applicable, and each of Ketch and KRL has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Ketch and KRL of the Arrangement have been duly authorized by the Ketch Board of Directors and, subject to the requisite approval of the Ketch Unitholders, no other proceedings on the part of Ketch or KRL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Ketch and KRL and constitutes a legal, valid and binding obligation of each of Ketch and KRL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) SUBSIDIARIES. Ketch has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) NO VIOLATIONS. Except as disclosed to Advantage in writing prior to April 24, 2006, or as contemplated by this Agreement:

        (i) neither the execution and delivery of this Agreement by Ketch and KRL nor the consummation of the Arrangement nor compliance by the Ketch Parties with any of the provisions hereof will:
                (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Ketch Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Ketch Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Ketch Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Ketch Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Ketch Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Ketch Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Ketch Parties taken as a whole, or significantly impede the ability of the Ketch Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Ketch Parties; and

        (ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of

                Ketch Unitholders, the Court, the Competition Bureau and the Minister of Industry, (A) there is no legal impediment to the Ketch Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Ketch Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Ketch Parties, or significantly impede the ability of the Ketch Parties to consummate the Arrangement.

(e) LITIGATION. There are no actions, suits or proceedings in existence or pending or, to the knowledge of KRL, threatened or for which there is a reasonable basis, affecting or that would affect the Ketch Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Ketch Parties which, if successful, would have a Material Adverse Effect on the Ketch Parties, or would significantly impede the ability of the Ketch Parties to consummate the Arrangement.

(f) TAXES, ETC. Except as disclosed in writing to Advantage prior to April 24, 2006:

        (i) All Tax Returns required to be filed by or on behalf of any Ketch Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Ketch Parties with respect to items or periods covered by such Tax Returns;

        (ii) Ketch has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

        (iii) for all periods ended on and after December 31, 2005, Ketch has made available to Advantage true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed Tax Returns received by any Ketch Party or on behalf of any Ketch Party relating to Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Ketch Party;

        (iv) no material deficiencies exist or have been asserted with respect to Taxes of Ketch or any of its Subsidiaries;

        (v) none of Ketch or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Ketch and KRL, has such an event been asserted or threatened against Ketch or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Ketch Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Ketch or its Material
                Subsidiaries. No audit by tax authorities of Ketch or its Material Subsidiaries is in process or pending, to the knowledge of Ketch; and

        (vi) Ketch has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Ketch and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Ketch or its Material Subsidiaries.

(g) REPORTING ISSUER STATUS. Ketch is a reporting issuer (where such concept exists) in good standing in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Ketch Units and the Ketch 6.50% Debentures are listed and posted for trading on the TSX.

(h) CAPITALIZATION. As of the date hereof, the authorized capital of Ketch consists of an unlimited number of Ketch Units and an unlimited number of Special Voting Rights (as defined in the Ketch Trust Indenture). As of April 3, 2006, there were issued and outstanding 56,311,480 Ketch Units. Other than the 524,377 Ketch Units issuable pursuant to the Ketch RTU's under the Ketch RTU Plan, (ii) the 315,445 Ketch Units reserved for issuance pursuant to Ketch Warrants, (iii) not more than an aggregate of 850,000 Ketch Units issuable pursuant to the Ketch DRIP prior to June 16, 2006; (iv) the Ketch 6.50% Debentures and the Ketch Units which may be issued upon the conversion, redemption or maturity of, or interest payments on, the Ketch 6.50% Debentures; and not more than 5,000 Ketch Units to be reserved for issuance in respect of Ketch RTU's to be issued to employees of KRL to be hired after the date hereof (the securities listed in subsection 5.2(h)(i) through 5.2(h)(v) are collectively, the "KETCH SECURITIES INSTRUMENTS"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Ketch of any securities of Ketch (including Ketch Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Ketch (including Ketch Units). All outstanding Ketch Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Ketch Units issuable pursuant to the Ketch Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) OWNERSHIP OF SUBSIDIARIES. As of the date hereof, Ketch is the beneficial direct or indirect owner of all of the outstanding shares of the Ketch Parties (other than Ketch) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Ketch Credit Facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Ketch Parties (other than Ketch) of any securities of the Ketch Parties (other than Ketch) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Ketch Parties (other than Ketch). All outstanding securities of the Ketch Parties (other than Ketch) have
        been  duly   authorized  and  validly   issued,   are  fully  paid  and
        non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) NO ORDERS. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Ketch Units, the Ketch 6.50% Debentures or any other securities of Ketch has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Ketch and KRL, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(k) MATERIAL AGREEMENTS. There are no agreements material to the conduct of the Ketch Parties' affairs or businesses, as applicable, and KRL, except for those agreements disclosed in the Public Record, disclosed in writing to Advantage prior to April 24 2006 or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Ketch Party that is a party thereto is not in material default under any such agreements.

(l) FILINGS. Ketch has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. KRL will deliver to AOG, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Ketch with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Advantage Parties, as to which Ketch and KRL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(m) NO MATERIAL ADVERSE CHANGE. Since December 31, 2005, other than as disclosed in the Public Record, (i) the Ketch Parties have conducted their respective businesses only in the ordinary and normal course,
        (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Ketch, taken as a whole, has been incurred other than in the ordinary course of business, and
        (iii) there has not been any Material Adverse Change in respect of the Ketch Parties taken as a whole.

(n) BOOKS AND RECORDS. The records and minute books of the Ketch Parties have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(o) REPORTS. As of their respective dates, (i) the Ketch Financial Statements, (ii) Ketch's Annual Information Form dated March 27, 2006 (including all documents incorporated by reference therein), (iii) Ketch's information circular and proxy statement dated March 27, 2006,
        (iv) all Ketch press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2005, and (v) all prospectuses or other offering documents used by Ketch in the offering of its securities or filed with the Securities Authorities since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The Ketch Financial Statements and other financial statements of Ketch included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Ketch's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Ketch on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Ketch on a consolidated basis. There has been no material change in Ketch accounting policies, except as described in the notes to the Ketch Financial Statements, since January 1, 2005.

(p) ABSENCE OF UNDISCLOSED LIABILITIES. The Ketch Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

        (i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Ketch Financial Statements (the "KETCH BALANCE SHEETS");

        (ii) those incurred in the ordinary course of business and not required to be set forth in the Ketch Balance Sheets under GAAP;

        (iii) those incurred in the ordinary course of business since the dates of the Ketch Balance Sheets and consistent with past practice; and

        (iv) those incurred in connection with the execution of this Agreement.

(q) ENVIRONMENTAL. Except as disclosed in writing to Advantage prior to April 24 2006 or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Ketch Party, nor has any Ketch Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Ketch. All operations of the Ketch Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Ketch Parties, taken as a whole. The Ketch Parties are not subject to nor are Ketch or KRL aware of:

        (i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

        (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Ketch Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would have a Material Adverse Effect on the Ketch Parties.

(r) TITLE. Although they do not warrant title, except as disclosed in writing to Advantage prior to April 24 2006, neither Ketch nor KRL has any knowledge or is aware of any defects, failures or impairments in the title of the Ketch Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the Ketch Parties; or (iii) the current consolidated cash flow of the Ketch Parties.

(s) LICENCES. Except as disclosed in the Public Record, each of the Ketch Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Ketch Parties.

(t) COMPLIANCE WITH LAWS. Each of the Ketch Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Ketch Parties or on the ability of the Ketch Parties to consummate the Arrangement.

(u) LONG TERM AND DERIVATIVE TRANSACTIONS. Except as disclosed in the Public Record or as disclosed in writing to Advantage prior to April 24 2006 none of the Ketch Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) FAIRNESS OPINION. The Ketch Board of Directors has received written opinions as of April 24, 2006 from BMO Nesbitt Burns Inc. and Tristone Capital Inc. that the consideration to be received by Ketch Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Ketch Unitholders.

(w) INVESTMENT CANADA ACT. Ketch is a "Canadian" within the meaning of the INVESTMENT CANADA ACT (Canada).

(x) EMPLOYEE BENEFIT PLANS. Ketch has made available to Advantage true, complete and correct copies of each employee benefits plan (the "KETCH PLANS") covering active, former or retired employees of the Ketch

        Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Ketch Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Ketch Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of Ketch and KRL, there are no pending or anticipated material claims against or otherwise involving any of the Ketch Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Ketch Plan activities) has been brought against or with respect to any Ketch Plan; (v) all material contributions, reserves or premium payments required to be made to the Ketch Plans have been made or provided for; and (vi) no Ketch Party has any material obligations for retiree health and life benefits under any Ketch Plan.

(y) INSURANCE. Policies of insurance are in force as of the date hereof naming a Ketch Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Ketch Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(z) INDEBTEDNESS TO AND BY OFFICERS, DIRECTORS AND OTHERS. None of the Ketch Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Ketch Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Ketch Parties.

(aa) NO LIMITATION. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Ketch Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Ketch Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Ketch Party from engaging in this business or from competing with any Person or in any geographic area.

(bb) GUARANTEES AND INDEMNIFICATION. Other than as disclosed in writing to Advantage prior to April 24, 2006, no Ketch Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements and indentures and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Ketch Party.

(cc) INFORMATION TO INDEPENDENT ENGINEER. Ketch and KRL have no reason to believe that the report prepared by GLJ dated February 23, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Ketch as of December 31, 2005 (the "KETCH REPORT") and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Ketch Information Circular, whether in addition to or as a replacement for the Ketch Report, was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Ketch and KRL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Ketch has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Ketch Parties, in each case as at the effective date of such reports, and, in particular, all material information respecting the Ketch Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(dd) NO INSIDER RIGHTS. No director, officer, insider or other party not at arm's length to any Ketch Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Ketch Party.

(ee) DISCLOSURE. The data and information in respect of the Ketch Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Ketch to or on behalf of Advantage was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ff) DEBT. As at December 31, 2005, Ketch's consolidated indebtedness did not exceed $216 million including the Ketch 6.50% Debentures but excluding hedging obligations.

(gg)    PRODUCTION.   For  the  month  of  January  2006,  the  Ketch  Parties'
        production was not less than 12,500 boe/d.

(hh) NO DEFAULTS UNDER LEASES AND AGREEMENTS. Except as disclosed in writing to Advantage prior to April 24, 2006:

        (i) no Ketch Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Ketch Parties' oil and gas assets to which a Ketch Party is a party or by or to which a Ketch Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

        (ii)    to their knowledge:

                (A) each of the Ketch Parties is in good standing under all, and is not in default under any; and

                (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

                leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii) NO ENCUMBRANCES. None of the Ketch Parties has encumbered or alienated its interest in the Ketch Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Ketch Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Advantage prior to April 24, 2006.

(jj) NO REDUCTION OF INTERESTS. Except as disclosed in writing to Advantage prior to April 24, 2006, none of the Ketch Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Ketch Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(kk) ROYALTIES, RENTALS AND TAXES PAID. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Ketch Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(ll)    PRODUCTION ALLOWABLES AND PRODUCTION PENALTIES.

        (i) None of the wells in which any of the Ketch Parties holds an interest has been produced in excess of applicable production allowables imposed by any Applicable Law or any Governmental Entity and none of the Ketch Parties has any knowledge of any impending change in production allowables imposed by any Applicable Law or any Governmental Entity that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

        (ii) None of the Ketch Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Entity, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(mm) OPERATION AND CONDITION OF WELLS. All wells in which any of the Ketch Parties holds an interest:

        (i) for which any of the Ketch Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

        (ii) for which none of the Ketch Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

        except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect;

(nn) OPERATION AND CONDITION OF TANGIBLES. The Ketch Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

        (i) for which any of the Ketch Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a Ketch Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

        (ii) for which none of the Ketch Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the Ketch Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

        except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

(oo) OUTSTANDING AFES. There are no outstanding authorizations for expenditure pertaining to any of the Ketch Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Ketch Financial Statements in excess of $2 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budgets disclosed in writing to Advantage.

(pp) BROKERS AND FINDERS. The Ketch Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Advantage), except for those advisors which have been retained by Ketch as financial, mergers and acquisitions, and strategic advisors as set forth in the Ketch Disclosure Letter, in connection with certain matters including the transactions contemplated hereby. The total obligation of the Ketch Parties to such advisors is set forth in the Ketch Disclosure Letter, a copy of which has been provided to Advantage. After the payment of such financial obligations to Ketch's advisors, the Ketch Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(qq) EMPLOYMENT AND OFFICER OBLIGATIONS. Other than the Ketch Employment Agreements, KRL's existing health plan, pension obligations and as disclosed in writing to Advantage prior to April 24, 2006, in connection with the Arrangement there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Ketch Parties. The obligations of Ketch Parties under the Ketch Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Ketch incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Ketch Disclosure Letter.

(rr) CONFIDENTIALITY AGREEMENTS. All agreements entered into by Ketch with persons other than Advantage regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Ketch or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Advantage has not waived the standstill or other provisions of any of such agreements. (ss) OUTSTANDING ACQUISITIONS. The Ketch Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(tt) MUTUAL FUND TRUST. Ketch is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(uu) PLACE OF PRINCIPAL OFFICES. The principal offices of the Ketch Parties are not located within the United States.

(vv) LOCATION OF ASSETS AND U.S. SALES. The assets and property of the Ketch Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Ketch's most recent completed fiscal year.

(ww) FOREIGN PRIVATE ISSUER. Ketch is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(xx) INVESTMENT COMPANY. Ketch is not an "investment company" within the meaning of the UNITED STATES INVESTMENT COMPANY ACT OF 1940, as amended.

(yy) BOARD APPROVAL. The members of the Ketch Board of Directors entitled to vote have unanimously endorsed the Arrangement and approved this Agreement, have unanimously determined that the Arrangement and this Agreement are in the best interests of Ketch and the Ketch Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Ketch Unitholders and has resolved to unanimously recommend approval of the Arrangement by Ketch Unitholders.

(zz) KETCH DISCLOSURE LETTER. The matters disclosed to Advantage in the Ketch Disclosure Letter remain true and correct as of the date hereof.

(aaa) DISCLOSURE. To the knowledge of Ketch, Ketch has not withheld from Advantage any material information or documents concerning Ketch or any of its Subsidiaries or their respective assets or liabilities during the course of Advantage's review of Ketch and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Advantage by Ketch pursuant hereto (including without limitation, any matter disclosed by Ketch in the Ketch Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.3             REPRESENTATIONS AND WARRANTIES OF AIM

AIM hereby make the representations and warranties set forth in this Section
5.3 to and in favour of the Advantage Parties and the Ketch Parties and acknowledges that each of the Advantage Parties and the Ketch Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) ORGANIZATION AND QUALIFICATION. AIM is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. AIM is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on AIM. Copies of the constating documents of AIM provided to the Advantage Parties and Ketch Parties, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded and will not be amended or superseded, except to accomplish the split of AIM Shares and the AIM Share issuances contemplated by Section 5.3(h) hereof and the Plan of Arrangement.

(b) AUTHORITY RELATIVE TO THIS AGREEMENT. AIM has the requisite corporate power and authority to execute this Agreement and has the requisite corporate power and authority to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Arrangement have been duly authorized by the board of directors and shareholders of AIM, no other proceedings on the part of AIM or its shareholders are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by AIM and constitutes a legal, valid and binding obligation of AIM enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)     SUBSIDIARIES. AIM has no Subsidiaries.

(d) NO VIOLATIONS. Except as disclosed to the Advantage Parties and the Ketch Parties in writing prior to April 24, 2006, or as contemplated by this Agreement:

        (i) neither the execution and delivery of this Agreement by AIM nor the consummation of the Arrangement nor compliance by AIM with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of AIM or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the any material agreements or the articles, by-laws, shareholder agreements or other constating document of AIM, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which AIM is a party or to which it or its properties or assets, may be subject or by which AIM is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to AIM or any of their respective properties or assets (except, in the case of each of clauses
                (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on AIM, or significantly impede the ability of AIM to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on AIM; and

        (ii) other than in connection with or in compliance with the provisions of applicable Laws or which are required to be filed post Arrangement, (A) there is no legal impediment to AIM's consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of AIM in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on AIM, or significantly impede the ability of AIM to consummate the Arrangement.

(e) LITIGATION. There are no actions, suits or proceedings in existence or pending or, to the knowledge of AIM, threatened or for which there is a reasonable basis, affecting or that would affect AIM or affecting or that would affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of AIM which, if successful, would have a Material Adverse Effect on AIM, or would significantly impede the ability of AIM to consummate the Arrangement.

(f) TAXES, ETC. Except as disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006:

        (i) All Tax Returns required to be filed by or on behalf of AIM have been duly filed and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by AIM with respect to items or periods covered by such Tax Returns;

        (ii) AIM has paid or provided adequate accruals in its audited financial statements for the year ended July 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

        (iii) for all periods ended on and after July 31, 2005, AIM has made available to the Advantage Parties and the Ketch Parties true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by AIM or on behalf of AIM relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for AIM;

        (iv) no material deficiencies exist or have been asserted with respect to Taxes of AIM;

        (v) AIM is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of AIM, has such an event been asserted or threatened against AIM or any of its assets that would have a Material Adverse Effect on AIM. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of AIM. No audit by tax authorities of AIM is in process or pending, to the knowledge of AIM; and

        (vi) AIM has provided adequate accruals in the AIM Financial Statements in accordance with GAAP (or such amounts are fully funded) for all pension or other employee benefit obligations of AIM arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on AIM.

(g) REPORTING ISSUER STATUS. AIM is not a reporting issuer in any province of Canada.

(h) CAPITALIZATION. As of the date hereof, the authorized capital of AIM consists of an unlimited number of AIM Shares. As of March 31, 2006, there were issued and outstanding 1,000 AIM Shares. Except as contemplated herein and by the Arrangement (including the splitting of its outstanding AIM Shares on a ten thousand (10,000) for one (1) basis and the proposed issuance of an additional 6,666,667 post split AIM Shares to the employees of AOG hired by AIM on or before the Effective
        Date), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AIM of any securities of AIM (including AIM Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of AIM (including AIM Shares). All outstanding AIM Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(i) NO ORDERS. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, AIM Shares or any other securities of AIM has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of AIM, are contemplated or threatened under any Applicable Law or by any other regulatory authority.

(j) MATERIAL AGREEMENTS. There are no agreements material to the conduct of AIM's affairs or businesses, as applicable, except for those agreements disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006, and all such material agreements are valid and subsisting and AIM is not in material default under any such agreements.

(k) FILINGS. AIM has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Law and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. AIM will deliver to the Advantage Parties and the Ketch Parties, as soon as they become available, true and complete copies of any material reports or statements required to be filed by AIM with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Law.

(l) NO MATERIAL ADVERSE CHANGE. Since July 31, 2005, other than as disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006, (i) AIM has conducted its business only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to AIM has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of AIM.

(m) BOOKS AND RECORDS. The records and minute books of AIM have been maintained substantially in accordance with all Applicable Law and are complete and accurate in all material respects.

(n) REPORTS. As of their respective dates, the AIM Financial Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all
        applicable  Laws.  The  AIM  Financial   Statements  were  prepared  in
        accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of AIM's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of AIM on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of AIM. There has been no material change in AIM accounting policies, except as described in the notes to the AIM Financial Statements, since January 1, 2005.

(o) ABSENCE OF UNDISCLOSED LIABILITIES. AIM has no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

        (i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the AIM Financial Statements (the "AIM BALANCE SHEETS");

        (ii) those incurred in the ordinary course of business and not required to be set forth in AIM Balance Sheets under GAAP;

        (iii) those incurred in the ordinary course of business since the dates of the AIM Balance Sheets and consistent with past practice;

        (iv) those incurred in connection with the execution of this Agreement or permitted by this Agreement; and

        (v) those disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006.

(p) LICENCES. Except as disclosed in writing to the Advantage Parties and the Ketch Parties prior to April 24, 2006, AIM has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on AIM.

(q) COMPLIANCE WITH LAWS. AIM has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of AIM or on the ability of AIM to consummate the Arrangement.

(r) LONG TERM AND DERIVATIVE TRANSACTIONS. AIM has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(s) INVESTMENT CANADA ACT. AIM is a "Canadian" within the meaning of the INVESTMENT CANADA ACT (Canada).

(t) EMPLOYEE BENEFIT PLANS. Other than those that may be assumed from AOG on acquiring the employees of AOG, AIM has no employee benefits plan (the "AIM PLANS") covering active, former or retired employees of AIM, any related trust agreement, annuity or insurance contract or other funding vehicle.

(u) BUSINESS OF AIM. Since its incorporation, the business of AIM has consisted solely of providing services to Advantage and AOG under the Advantage Management Agreement. AIM has conducted its business in accordance and compliance with the provisions of the Advantage
        Management Agreement including, without limitation, the duties and standard of care described in Sections 4.4 and 4.1 of the Advantage Management Agreement, respectively.

(v) ASSETS AND MATERIAL CONTRACTS. Other than the assets to be distributed to the AIM Shareholders pursuant to the AIM Distribution, the only material asset of AIM is the Advantage Management Agreement and other than the Advantage Management Agreement there are no material agreements to which AIM is a party.

(w) CHANGE OF CONTROL OBLIGATIONS. Except as provided for in the Advantage Management Agreement there are not currently, and will not be as at the Effective Time, any change of control obligations or termination payments for which AIM will be responsible triggered in connection with the transactions contemplated by this Agreement.

(x) INDEBTEDNESS TO AND BY OFFICERS, DIRECTORS AND OTHERS. AIM is not indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to AIM, nor is there any indebtedness owing by any such parties to AIM.

(y) NO LIMITATION. Other than as contained in the Advantage Management Agreement, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which AIM is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of AIM in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of AIM from engaging in this business or from competing with any Person or in any geographic area.

(z) GUARANTEES AND INDEMNIFICATION. AIM is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements and indentures and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of AIM.

(aa) DISCLOSURE. The data and information in respect of AIM and its assets, liabilities, businesses, affairs and operations provided by or on behalf of AIM to or on behalf of the Advantage Parties and the Ketch Parties was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(bb) DEBT AND WORKING CAPITAL. As at the Effective Date, AIM's indebtedness will not exceed $5,000.

(cc) NO ENCUMBRANCES. AIM has not encumbered or alienated its assets or agreed to do so and such assets are free and clear of all encumbrances.

(dd) BROKERS AND FINDERS. AIM has not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

(ee) EMPLOYMENT AND OFFICER OBLIGATIONS. Other than the Advantage Management Agreement or agreements to be entered into between AIM and its new employees as described in Section 5.3(h) hereof, AIM has no employment or consulting services agreements, termination, severance and retention plans or policies in place which would give rise to severance, termination or bonus payments or any other payments on completion of the Arrangement.

(ff) OUTSTANDING ACQUISITIONS. AIM has no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(gg) PLACE OF PRINCIPAL OFFICES. The principal offices of AIM are not located within the United States.

(hh) LOCATION OF ASSETS AND U.S. SALES. The assets and property of the AIM are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during AIM's most recent completed fiscal year.

(ii) FOREIGN PRIVATE ISSUER. AIM is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(jj) INVESTMENT COMPANY. AIM is not an "investment company" within the meaning of the UNITED STATES INVESTMENT COMPANY ACT OF 1940, as amended.

(kk) BOARD APPROVAL. The members of the AIM Board of Directors have unanimously endorsed the Arrangement and approved this Agreement, have unanimously determined that the Arrangement and this Agreement are in the best interests of AIM and the AIM Shareholders.

(ll) ESCROW AGREEMENT. All of AIM's shareholders as at the date hereof have executed an escrow agreement in respect of Advantage Trust Units to be received pursuant to the Arrangement to become effective on the Effective Date.

(mm) SUPPORT AGREEMENTS. All of AIM's shareholders as at the date hereof have entered into support agreements with respect to the Arrangement and Advantage and Ketch have been provided with copies of all such agreements.

(nn) DISCLOSURE. To the knowledge of AIM, AIM has not withheld from the Advantage Parties and the Ketch Parties any material information or documents concerning AIM or its assets or liabilities during the course of the Advantage Parties' and Ketch Parties' review of AIM and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to the Advantage Parties and the Ketch Parties by AIM pursuant hereto contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

5.4             REPRESENTATIONS AND WARRANTIES OF MFCORP

MFCorp  hereby  makes  the  representations  and  warranties  set forth in this
Section 5.4 to and in favour of the Advantage Parties, the Ketch Parties and AIM and acknowledges that each of such Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) ORGANIZATION AND QUALIFICATION. MFCorp is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation. MFCorp is duly registered to conduct its affairs or do business in the Province of Alberta. Copies of the constating documents of MFCorp provided to the other Parties hereto, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) AUTHORITY RELATIVE TO THIS AGREEMENT. MFCorp has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by MFCorp of the Arrangement have been duly authorized by the MFCorp Board of Directors and the shareholders of MFCorp and no other proceedings on the part of MFCorp or its shareholders are necessary to authorize this Agreement or the
        Arrangement. This Agreement has been duly executed and delivered by MFCorp and constitutes a legal, valid and binding obligation of MFCorp enforceable against in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)     SUBSIDIARIES. MFCorp has no Subsidiaries.

(d)     RESTRICTIONS ON BUSINESS.  Prior to the Effective Time MFCorp shall not
        (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Ketch and Advantage; or (iii) engage in activities except those described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(6) of the ITA.

(e) CAPITALIZATION. As at the date hereof, the authorized capital of MFCorp consists of an unlimited number of common shares, of which one common share is issued and outstanding.

(f) OPERATIONS AND ASSETS. MFCorp has no material assets or liabilities and is not a party to any contracts or agreements, except for this Agreement.

5.5     PRIVACY ISSUES.

(a) For the purposes of this Section 5.5, the following definitions shall apply:

        (i) "APPLICABLE LAW" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

        (ii) "APPLICABLE PRIVACY LAWS" means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT (Canada) and/or any comparable provincial law including the PERSONAL INFORMATION PROTECTION ACT (Alberta).

        (iii) "AUTHORIZED AUTHORITY" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

        (iv) "PERSONAL INFORMATION" means information about an individual transferred to a Party by another Party in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "DISCLOSED PERSONAL INFORMATION").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).


                                   ARTICLE 6
                              CONDITIONS PRECEDENT

6.1             MUTUAL CONDITIONS PRECEDENT

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to May 30, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Advantage and Ketch, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Advantage and Ketch, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Ketch Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(c) the Arrangement Resolution shall have been passed by the holders of Advantage Units, on or prior to July 17, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(d) in the event that dissent rights are given to Ketch Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Ketch Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to Advantage Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Advantage Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to July 17, 2006, the Final Order shall have been granted in form and substance satisfactory to Advantage and Ketch, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Advantage and Ketch, acting reasonably;

(h) the Arrangement shall have become effective on or prior to July 17, 2006;

(i) the Advantage RTU Plan or other similar long term incentive plan agreed to by Advantage and Ketch, acting reasonably, shall have been approved by the required percentage of Advantage Unitholders and the Advantage Units issuable under the Advantage RTU Plan have been conditionally approved for listing on the TSX and NYSE on or prior to the Effective Date;

(j) AOG shall enter into written agreements effective as of the Effective Date satisfactory to each of Advantage and Ketch, acting reasonably, pursuant to which AOG shall agree that, for a period of six years after the Effective Date, AOG shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Ketch (provided that AOG may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all former directors and officers of KRL with respect to claims arising from facts or events which occurred before the Effective Date or KRL shall have arranged for such insurance utilizing AON as the broker on terms satisfactory to AOG, acting reasonably;

(k)     Competition Act Approval shall have been obtained;

(l) in addition to the approval required by Section 6.1(k), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Advantage and Ketch, each acting reasonably, including, without limitation, conditional listing approval for the additional listing on the TSX and the NYSE of the Advantage Units to be issued pursuant to the Arrangement, all applicable requirements under Section 3(a)(10) of the U.S. SECURITIES ACT OF 1933, as amended, have been satisfied with respect to the issuance of Advantage Units and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(m) if required, the Arrangement, and the consummation thereof, shall have been approved by Advantage's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(n) if required, the Arrangement, and the consummation thereof, shall have been approved by Ketch's lenders on a basis acceptable to Advantage and Ketch, each acting reasonably;

(o) Advantage and Ketch shall have executed such instruments, and the Ketch 6.50% Debenture Trustee shall have received such opinions, as contemplated and required by Article 11 of the Ketch 6.50% Debenture Indenture, in order to provide for the assumption as of the Effective Date by Advantage of all of the covenants and obligations of Ketch under the Ketch 6.50% Debenture Indenture in respect of the Ketch 6.50% Debentures such that, as of the Effective Date, the Ketch 6.50% Debentures become valid and binding obligations of Advantage entitling the holders thereof, as against Advantage, to all the rights of holders of Ketch 6.50% Debentures under the Ketch 6.50% Debenture Indenture;

(p) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

        (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

        (ii)    results  in  a  judgment  or  assessment  of  material  damages
                directly   or   indirectly   relating   to   the   transactions
                contemplated herein;

(q)     As of the Effective Date:

        (i) the following individuals shall be added to the Advantage Board of Directors:

                Grant Fagerheim
                John Howard
                Andy Mah

        and

        (ii)    the following individuals shall be appointed as the officers of
                AOG:

                Kelly Drader - Chief Executive Officer
                Andy Mah - President and Chief Operating Officer Peter A. Hanrahan - Vice President, Finance and Chief
                                    Financial Officer
                Patrick Cairns - Senior Vice President, Acquisitions Gary Bourgeois, Vice-President, Corporate Development Rick Mazurkewich - Vice President, Production
                Neil Bokenfohr - Vice President, Exploitation
                Weldon Kary - Vice President, Geology & Geophysics Jay P. Reid - Corporate Secretary

(r) Advantage and AOG shall have received resignations and releases, in form satisfactory to Advantage and Ketch, each acting reasonably, from the directors of Ketch and from the Advantage departing officers, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements;

(s)     Investment Canada Act Approval, if required, shall have been obtained;

(t) except as affected by the transactions contemplated by this Agreement, the representations and warranties of AIM contained in Section 5.3 shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and AIM shall have complied in all material respects with its covenants in this Agreement and Advantage and Ketch shall have received a certificate to that effect dated the Effective Date from the President of AIM, acting solely on behalf of AIM, and not in his personal capacity, to the best of his information and belief, having made reasonable inquiry, and Advantage and Ketch will have no knowledge to the contrary;

(u) except as affected by the transactions contemplated by this Agreement, the representations and warranties of MFCorp contained in Section 5.4 shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and MFCorp shall have complied in all material respects with its covenants in this Agreement;

(v) each of the acts and undertakings of AIM to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by AIM;

(w) each of the acts and undertakings of MFCorp to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by MFCorp; and

(x) the parties hereto, acting reasonably, are satisfied that ninety-five percent or more of the fair market value of the issued shares of the capital stock of MFCorp will include shares having conditions requiring MFCorp to accept, at the demand of the holder and at prices determined and payable in accordance with the conditions, the surrender of the shares that are fully paid.

The foregoing conditions are for the mutual benefit of Ketch and Advantage and may be asserted by Ketch and Advantage regardless of the circumstances and may be waived by Ketch and Advantage (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch or Advantage may have.

6.2             ADDITIONAL CONDITIONS TO OBLIGATIONS OF ADVANTAGE

The obligation of Advantage to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Advantage has responded promptly to any requests for information with respect to Advantage required to be included in the Ketch Information Circular, Ketch shall have mailed the Ketch
        Information Circular and other documentation required in connection with the Ketch Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Ketch to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Ketch;

(c)     Ketch shall have furnished Advantage with:

        (i)     certified  copies of the  resolutions  duly passed by the Ketch
                Board  of   Directors   approving   this   Agreement   and  the
                consummation of the transactions contemplated hereby; and

        (ii)    certified copies of the resolutions of Ketch Unitholders,  duly
                passed  at  the  Ketch  Meeting,   approving  the   Arrangement
                Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Ketch and KRL contained in
        Section 5.2 shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Ketch and KRL shall have complied in all material respects with its covenants in this Agreement and Advantage shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of KRL acting solely on behalf of KRL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Advantage will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Ketch shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which has not been publicly disclosed or disclosed to Advantage in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Ketch except a change directly resulting from an action taken by Ketch permitted by this Agreement or to which Advantage has consented in writing;

(g) all Ketch RTU's and Ketch Warrants shall have been exercised or terminated and the Ketch DRIP shall have been terminated on or prior to the Effective Date.

                The conditions in this Section 6.2 are for the exclusive benefit of Advantage and may be asserted by Advantage regardless of the circumstances or may be waived by Advantage in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Advantage may have.

6.3             ADDITIONAL CONDITIONS TO OBLIGATIONS OF KETCH

The obligation of Ketch to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) provided that Ketch has responded promptly to any request for information with respect to Ketch required to be included in the Advantage Information Circular, Advantage shall have mailed the
        Advantage Information Circular and other documentation required in connection with the Advantage Meeting on or before May 30, 2006;

(b) each of the acts and undertakings of Advantage to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Advantage;

(c)     Advantage shall have furnished Ketch with:

        (i)     certified   copies  of  the  resolutions  duly  passed  by  the
                Advantage Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

        (ii) certified copies of the resolutions of Advantage Unitholders, duly passed at the Advantage Meeting, approving the Arrangement Resolution and the Advantage RTU Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Advantage and AOG contained in
        Section 5.1 shall be true in all material respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Advantage and AOG shall have complied in all material respects with its covenants in this Agreement and Ketch shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of AOG acting solely on behalf of AOG and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Ketch will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Advantage shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after April 24, 2006, or prior to April 24, 2006 which had not been publicly disclosed or disclosed to Ketch in writing prior to April 24, 2006, (or any condition, event or development involving a prospective change) that would constitute a Material Adverse Change for Advantage except a change directly resulting from an action taken by Advantage permitted by this Agreement to which Ketch has consented in writing; and

(g) the listing of the Advantage Units issuable to Ketch Unitholders pursuant to the Arrangement and the Advantage RTU Plan shall have been conditionally approved for listing on the TSX and NYSE.

The conditions in this Section 6.3 are for the exclusive benefit of Ketch and may be asserted by Ketch regardless of the circumstances or may be waived by Ketch in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch may have.

6.4             NOTICE AND EFFECT OF FAILURE TO COMPLY WITH CONDITIONS

(a) Each of Advantage and Ketch shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)     If any of the  conditions  precedents set forth in Sections 6.1, 6.2 or
        6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may terminate this Agreement; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

6.5             SATISFACTION OF CONDITIONS

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.


                                   ARTICLE 7
                 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1             ADVANTAGE DAMAGES

If at any time after the execution of this Agreement and prior to its termination:

(a) the Ketch Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(p) or 5.2(yy) in a manner adverse to Advantage or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Ketch Unitholders or to Ketch and the Ketch
        Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within nine months of the date of this Agreement;

(c) Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Ketch wilfully breaches any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Ketch or materially impedes the completion of the Arrangement, and Ketch fails to cure such breach within five business days after receipt of written notice thereof from Advantage (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006),

(each of the above being a "ADVANTAGE DAMAGES EVENT"), then in the event of the termination of this Agreement pursuant to Section 9.1, Ketch shall pay to Advantage $20 million (the "ADVANTAGE TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Advantage within one business day after the first to occur of the events described above. Following an Advantage Damages Event but prior to payment of the applicable Advantage
Termination Fee, Ketch shall be deemed to hold such applicable Advantage Termination Fee in trust for Advantage. Ketch shall only be obligated to pay one Advantage Termination Fee pursuant to this Section 7.1.

7.2             KETCH DAMAGES

If at any time after the execution of this Agreement and prior to its termination:

(a) the Advantage Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.1(n) or 5.1(xx) in a manner adverse to Ketch or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Advantage Unitholders or to Advantage and the Advantage Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal is completed in accordance with its terms within nine months of the date of this Agreement;

(c) Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Advantage wilfully breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Advantage or materially impedes the completion of the Arrangement, and Advantage fails to cure such breach within five business days after receipt of written notice thereof from Ketch (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 17, 2006);

(each of the above being a "KETCH DAMAGES EVENT"), then in the event of the termination of this Agreement pursuant to Section 9.1, Advantage shall pay to Ketch $20 million (the "KETCH TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Ketch within one business day after the first to occur of the events described above. Following a Ketch Damages Event but prior to payment of the applicable Ketch Termination Fee, Advantage shall be deemed to hold such applicable Ketch Termination Fee in trust for Ketch. Advantage shall only be obligated to pay one Ketch Termination Fee pursuant to this Section 7.2.

7.3             LIQUIDATED DAMAGES

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.


                                   ARTICLE 8
                                   AMENDMENT

8.1             AMENDMENT

This Agreement may be amended at any time and from time to time before or after the holding of the Ketch Meeting and the Advantage Meeting by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)     waive  compliance  with  or  modify  any  other  conditions   precedent
        contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by an Advantage Unitholder or a Ketch Unitholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.


                                   ARTICLE 9
                                  TERMINATION

9.1             TERMINATION

This Agreement may be terminated at any time prior to the Effective Date:

(a)     by mutual written consent of Advantage and Ketch;

(b)     as provided in Section 6.4;

(c) by Advantage upon the occurrence of an Advantage Damages Event as provided in Section 7.1 provided that in the event of an Advantage Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by Advantage unless Ketch Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d)     by Ketch upon the  occurrence  of a Ketch  Damages Event as provided in
        Section 7.2 provided that in the event of a Ketch Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by Ketch unless the Advantage Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Advantage, in the event that Advantage accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Advantage has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Ketch the Ketch Termination Fee;

(f) by Ketch, in the event that Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Ketch has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Advantage the Advantage Termination Fee;

(g) by Advantage upon the occurrence of a Material Adverse Change with respect to Ketch; and

(h) by Ketch upon the occurrence of a Material Adverse Change with respect to Advantage.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (h) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 and each Party's obligations in the Confidentiality Agreement which shall survive such termination.


                                  ARTICLE 10
                                   NOTICES

10.1            NOTICES

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)     in the case of Advantage or AOG, to:

                Advantage  Energy Income Fund
                c/o Advantage Oil & Gas Ltd.
                3100, 150 - 6th Avenue S.W.
                Calgary, Alberta  T2P 3Y7

                Attention:     President and Chief Executive Officer
                Facsimile:     (403) 262-0723

        with a copy to:

                Burnet, Duckworth & Palmer LLP
                1400, 350 - 7th Avenue SW
                Calgary, Alberta  T2P 3N9

                Attention:     Jay P. Reid
                Facsimile:     (403) 260-0330

(b)     in the case of Ketch or KRL, to:

                Ketch Resources Trust
                c/o Ketch Resources Ltd.
                Suite 300, 440 - 2nd Avenue S.W.
                Calgary, Alberta  T2P 5E9

                Attention:     President
                Facsimile:     (403) 781-8585
        with a copy to:

                Osler, Hoskin & Harcourt LLP
                Suite 2500, TransCanada Tower
                450 - 1st Street S.W.
                Calgary, Alberta  T2P 5H1

                Attention:     Noralee M. Bradley
                Facsimile:     (403) 260-7024

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.


                                  ARTICLE 11
                                   GENERAL

11.1            BINDING EFFECT

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors.

11.2            ASSIGNMENT

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

11.3            DISCLOSURE

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4            COSTS

Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Advantage and Ketch shall share equally any filing fees payable for applications made under the Competition Act and the Investment Canada Act in respect of the transactions contemplated by the Arrangement.

11.5            SEVERABILITY

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.6            FURTHER ASSURANCES

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7            TIME OF ESSENCE

Time shall be of the essence of this Agreement.

11.8            GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

11.9            WAIVER

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

11.10           THIRD PARTY BENEFICIARIES.

The provisions of Sections 6.1(j) and 11.11 are (i) intended for the benefit of all present and former trustees, directors and officers of Advantage and its Subsidiaries and Ketch and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "THIRD PARTY BENEFICIARIES") and AOG shall hold the rights and benefits of Sections 6.1(j) and 11.11 in trust for and on behalf of the Third Party Beneficiaries and AOG hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11           OBLIGATIONS

(a) The Parties hereto acknowledge that, with respect to Advantage being a party to this Agreement, AOG is entering into this Agreement solely in its capacity as agent on behalf of Advantage and the obligations of Advantage hereunder shall not be personally binding upon the Advantage Trustee, AOG or any of the Advantage Unitholders and that any recourse against Advantage, the Advantage Trustee, AOG or any Advantage Unitholder in any manner in respect of any indebtedness, obligation or liability of Advantage arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Advantage Trust Indenture, as amended from time to time.

(b) The Parties hereto acknowledge that KRL is entering into this Agreement solely in its capacity as agent on behalf of Ketch and the obligations of Ketch hereunder shall not be personally binding upon KRL or any registered or beneficial holder of Ketch Units or any beneficiary under a plan of which a holder of Ketch Units acts as a trustee or carrier and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of Ketch arising hereunder or arising in connection herewith or from the matters to which the agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, and recourse shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Ketch Trust Indenture, as amended from time to time.

COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

                IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ADVANTAGE ENERGY INCOME FUND, by its                    KETCH RESOURCES TRUST, by
attorney, Advantage Oil & Gas Ltd.                      its administrator, Ketch Resources Ltd.


Per: /s/ Kelly Drader                                   Per: /s/ Andy Mah
     ---------------------------------                       ------------------------------------
     Name:  Kelly Drader                                     Name:  Andy Mah
     Title: President and Chief                              Title: President
            Chief Executive Officer

Per: /s/ Peter Hanrahan                                 Per: /s/ Alan Steele
     ---------------------------------                       ------------------------------------
     Name:  Peter Hanrahan                                   Name:  Alan Steele
     Title: Vice President and                               Title: Vice President, Finance and
            Chief Financial Officer                                 Chief Financial Officer



ADVANTAGE OIL & GAS LTD.                                KETCH RESOURCES LTD.


Per: /s/ Kelly Drader                                   Per: /s/ Andy Mah
     ---------------------------------                       ------------------------------------
     Name:  Kelly Drader                                     Name:  Andy Mah
     Title: President and Chief                              Title: President
            Chief Executive Officer


Per: /s/ Peter Hanrahan                                 Per: /s/ Alan Steele
     ---------------------------------                       ------------------------------------
     Name:  Peter Hanrahan                                   Name:  Alan Steele
     Title: Vice President and                               Title: Vice President, Finance and
            Chief Financial Officer                                 Chief Financial Officer



ADVANTAGE INVESTMENT MANAGEMENT LTD.                    1231803 ALBERTA LTD.


Per: /s/ Kelly Drader                                   Per: /s/   Shannon M. Gangl
     ---------------------------------                       ------------------------------------
     Name:  Kelly Drader                                     Name:  Shannon M. Gangl
     Title: President                                        Title: President and Director


Per: /s/ Patrick J. Cairns                              Per:
     ---------------------------------                       ------------------------------------
     Name:  Patrick J. Cairns                                Name:
     Title: Vice President                                   Title:


                                   SCHEDULE A

                              PLAN OF ARRANGEMENT